Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

management’s report

Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include some amounts based on estimates and judgments.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of perceived accounting and ethics policy complaints. In addition, the Chief Compliance Officer works to ensure the Company has appropriate policies, controls and measurements in place to comply with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, and input from the Company’s strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. As required by Canadian securities regulations and the United States Sarbanes-Oxley Act, the Company has an effective and efficient Sarbanes-Oxley certification enablement process. In addition to assessing disclosure controls and internal controls over financial reporting, this process cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared.

The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities laws as a financial expert. The committee oversees the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, its credit worthiness, treasury plans and financial policy, and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor’s internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company’s major accounting policies including alternatives and potential key management estimates and judgments; the Company’s financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management’s internal control systems; and the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting. The Audit Committee also considers reports on the Company’s business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management, corporate social responsibility and management’s approach for safeguarding corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee’s terms of reference are available, on request, to shareholders and at telus.com/governance.

/s/ Robert G. McFarlane	/s/ Darren Entwistle

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 13, 2008	February 13, 2008

report of management on internal control over financial reporting

Management of TELUS is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, in accordance with the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as at December 31, 2007.  In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated Financial Statements for the year ended December 31, 2007, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

/s/ Robert G. McFarlane	/s/ Darren Entwistle

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 13, 2008	February 13, 2008

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated balance sheets of TELUS Corporation and subsidiaries (the Company) as at December 31, 2007 and 2006, and the related consolidated statements of income and other comprehensive income, retained earnings and accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 13, 2008

comments by independent registered chartered accountants on Canada-United States of America reporting difference

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have an effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the Board of Directors and Shareholders, dated February 13, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 13, 2008

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated February 13, 2008, expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes that affect the comparability of the Company’s financial statements..

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 13, 2008

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	2007	2006
		(restated – Notes 2(b), (e))
OPERATING REVENUES	$9,074.4	$8,681.0
OPERATING EXPENSES
Operations	5,464.7	4,998.2
Restructuring costs (Note 7)	20.4	67.8
Depreciation	1,354.7	1,353.4
Amortization of intangible assets	260.3	222.2
	7,100.1	6,641.6
OPERATING INCOME	1,974.3	2,039.4
Other expense, net	36.1	28.0
Financing costs (Note 8)	440.1	504.7
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	1,498.1	1,506.7
Income taxes (Note 9)	233.6	353.2
Non-controlling interests	6.6	8.5
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	1,257.9	1,145.0
OTHER COMPREHENSIVE INCOME (Note 18(d))
Change in unrealized fair value of derivatives designated as cash flow hedges	82.0	—
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	(7.2)	5.8
Change in unrealized fair value of available-for-sale financial assets	(0.6)	—
	74.2	5.8
COMPREHENSIVE INCOME	$1,332.1	$1,150.8
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 10)
– Basic	$3.79	$3.33
– Diluted	$3.76	$3.30
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$1.575	$1.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	331.7	343.8
– Diluted	334.2	347.4

The accompanying notes are an integral part of these consolidated financial statements consolidated statements of retained earnings and accumulated other comprehensive income (loss)

Years ended December 31 (millions)	2007			2006
	Retained earnings	Accumulated other comprehensive income (loss)	Total	Retained earnings	Accumulated other comprehensive income (loss)	Total
	(restated - Notes 2(b), (e))			(restated - Notes 2(b), (e))
BALANCE AT BEGINNING OF PERIOD	$1,200.0	$(1.5)	$1,198.5	$849.7	$(7.3)	$842.4
Accumulated other comprehensive income transitional amounts (Notes 2(b), 18(d))	—	(176.2)	(176.2)	—	—	—
Adjustment for transitional pension asset (Note 2(e))	—	—	—	97.4	—	97.4
	1,200.0	(177.7)	1,022.3	947.1	(7.3)	939.8
Income	1,257.9	74.2	1,332.1	1,145.0	5.8	1,150.8
	2,457.9	(103.5)	2,354.4	2,092.1	(1.5)	2,090.6
Common Share and Non-Voting Share dividends paid, or payable, in cash	(520.8)	—	(520.8)	(411.7)	—	(411.7)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 18(g))	(483.3)	—	(483.3)	(498.6)	—	(498.6)
Adjustment of tax treatment of items charged directly to retained earnings	—	—	—	16.1	—	16.1
Other	3.7	—	3.7	2.1	—	2.1
BALANCE AT END OF PERIOD (Note 18)	$1,457.5	$(103.5)	$1,354.0	$1,200.0	$(1.5)	$1,198.5

The accompanying notes are an integral part of these consolidated financial statements consolidated balance sheets

As at December 31 (millions)	2007	2006
		(restated – Notes 2(b), (e))
ASSETS
Current Assets
Cash and temporary investments, net	$19.9	$—
Short-term investments	42.4	110.2
Accounts receivable (Notes 13, 20(b))	710.9	707.2
Income and other taxes receivable	120.9	95.4
Inventories (Note 20(b))	243.3	196.4
Prepaid expenses and other (Note 20(b))	199.5	195.3
Derivative assets	3.8	40.4
	1,340.7	1,344.9

Capital Assets, Net (Note 14)
Property, plant, equipment and other	7,177.3	7,117.7
Intangible assets subject to amortization	978.2	898.0
Intangible assets with indefinite lives	2,966.5	2,966.4
	11,122.0	10,982.1
Other Assets
Deferred charges (Note 20(b))	1,318.0	1,129.7
Investments	38.9	35.2
Goodwill (Note 15)	3,168.0	3,169.5
	4,524.9	4,334.4
	$16,987.6	$16,661.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Cash and temporary investments, net	$—	$11.5
Accounts payable and accrued liabilities (Note 20(b))	1,476.6	1,363.6
Income and other taxes payable	7.3	10.3
Restructuring accounts payable and accrued liabilities (Note 7)	34.9	53.1
Advance billings and customer deposits (Note 20(b))	631.6	606.3
Current maturities of long-term debt (Note 17)	5.4	1,433.5
Current portion of derivative liabilities	26.6	165.8
Current portion of future income taxes	503.6	137.2
	2,686.0	3,781.3
Long-Term Debt (Note 17)	4,583.5	3,474.7
Other Long-Term Liabilities (Note 20(b))	1,717.9	1,257.3
Future Income Taxes	1,048.1	1,076.5
Non-Controlling Interests	25.9	23.6
Shareholders’ Equity (Note 18)	6,926.2	7,048.0
	$16,987.6	$16,661.4

Commitments and Contingent Liabilities (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	Director:

/s/ Brian F. MacNeill	/s/ Brian A. Canfield

Brian F. MacNeill	Brian A. Canfield

consolidated statements of cash flows

Years ended December 31 (millions)	2007	2006
		(restated – Note 2(e))
OPERATING ACTIVITIES
Net income	$1,257.9	$1,145.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,615.0	1,575.6
Future income taxes	376.9	411.4
Share-based compensation (Note 11(a))	95.8	25.1
Net employee defined benefit plans expense	(92.1)	(30.1)
Employer contributions to employee defined benefit plans	(92.8)	(123.3)
Restructuring costs, net of cash payments (Note 7)	(18.2)	(4.0)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	4.1	51.7
Net change in non-cash working capital (Note 20(c))	25.1	(247.7)
Cash provided by operating activities	3,171.7	2,803.7
INVESTING ACTIVITIES
Capital expenditures (Notes 6, 14)	(1,770.3)	(1,618.4)
Acquisitions	—	(49.0)
Proceeds from the sale of property and other assets	7.5	14.9
Change in non-current materials and supplies, purchase of investments and other	(8.8)	(22.7)
Cash used by investing activities	(1,771.6)	(1,675.2)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	0.9	104.5
Dividends to shareholders	(520.8)	(411.7)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 18(g))	(749.9)	(800.2)
Long-term debt issued (Notes 17, 20(c))	7,763.3	1,585.9
Redemptions and repayment of long-term debt (Notes 17, 20(c))	(7,857.0)	(1,314.7)
Partial repayment of deferred hedging liability	—	(309.4)
Dividends paid by a subsidiary to non-controlling interests	(4.3)	(3.0)
Other	(0.9)	—
Cash used by financing activities	(1,368.7)	(1,148.6)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	31.4	(20.1)
Cash and temporary investments, net, beginning of period	(11.5)	8.6
Cash and temporary investments, net, end of period	$19.9	$(11.5)
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 20(c))	$(454.4)	$(516.1)
Interest received	$41.6	$24.2
Income taxes (inclusive of Investment Tax Credits (Note 9)) received, net	$122.7	$98.3

The accompanying notes are an integral part of these consolidated financial statements notes to consolidated financial statements

DECEMBER 31, 2007

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements		Description
General application
1.	Summary of significant accounting policies	Summary review of accounting principles and the methods used in their application by the Company
2.	Accounting policy developments	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3.	Capital structure financial policies	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Regulation of rates charged to customers	Summary review of rate regulation impacts on Company operations and revenues
5.	Financial instruments	Summary schedule and review of financial instruments, including fair values thereof
Consolidated results of operations focused
6.	Segmented information	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision maker
7.	Restructuring costs	Summary continuity schedule and review of restructuring costs
8.	Financing costs	Summary schedule of items comprising financing costs by nature
9.	Income taxes	Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax liability
10.	Per share amounts	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
11.	Share-based compensation	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
12.	Employee future benefits	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
13.	Accounts receivable	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
14.	Capital assets	Summary schedule of items comprising capital assets
15.	Goodwill

Summary schedule of goodwill and review of reported fiscal year acquisitions from which goodwill arose and summary disclosure of acquisition completed after the balance sheet date but before completion of the financial statements

16.	Short-term obligations	Summary review of bilateral bank facilities
17.	Long-term debt	Summary schedule of long-term debt and related disclosures
18.	Shareholders’ equity

Summary schedules and review of shareholders’ equity and changes therein including details of other comprehensive income, accumulated other comprehensive income, share option price stratification and normal course issuer bid summaries

19.	Commitments and contingent liabilities	Summary review of contingent liabilities, commitments, lease obligations, guarantees, claims and lawsuits notes to consolidated financial statements

Notes to consolidated financial statements		Description
Other
20.	Additional financial information	Summary schedules of items comprising certain primary financial statement line items
21.	Differences between Canadian and United States generally accepted accounting principles	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1                 summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms TELUS or Company are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a)          Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and all of the Wireless segment’s operations, currently through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)          Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include:

•                  the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;

•                  the allowance for doubtful accounts;

•                  the allowance for inventory obsolescence;

•                  the estimated useful lives of assets;

•                  the recoverability of tangible assets;

•                  the recoverability of intangible assets with indefinite lives;

•                  the recoverability of long-term investments;

•                  the recoverability of goodwill;

•                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;

•                  the accruals for Canadian Radio-television and Telecommunications Commission (CRTC) deferral account liabilities; and

•                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

(c)          Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company’s telecommunications infrastructure.

notes to consolidated financial statements

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values and then the Company’s relevant revenue recognition policies are applied to the accounting units.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, similar to multiple element arrangements, relative fair values are appropriate.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

Voice local, voice long distance, data and wireless network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company’s network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.

The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 4(c). Differences, if any, between interim and final subsidy rates set by the CRTC, are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Non-high cost serving area deferral account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected the Company’s wireline revenues for five-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral was based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset, and an exogenous factor that was associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest expense of the Company is required to be accrued at the Company’s short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as further discussed in Note 19(a) and quantified in Note 20(b). This also resulted in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all income statement effects of the deferral account are recorded through operating revenues. The CRTC can direct that the Company undertake notes to consolidated financial statements

activities drawing down the deferral account that would not affect the income statement; the financial statement impacts of those activities would be contingent on what the CRTC directed.

(d)          Cost of acquisition and advertising costs

Costs of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of “Operations” expense. Costs of advertising production, airtime and space are expensed as incurred.

(e)          Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f)            Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceed their fair values) would be recorded.

Estimated useful lives for the majority of the Company’s capital assets subject to depreciation and amortization are as follows:

Estimated useful lives(1)
Property, plant, equipment and other
Telecommunications assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant, equipment and other	4 to 20 years

Intangible assets subject to amortization
Subscriber base
Wireline	40 years
Wireless	7 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

(1)          The composite depreciation rate for the year ended December 31, 2007, was 6.0% (2006 – 6.3%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2007 and December 2006 annual tests. The test is applied to each of the Company’s two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants (CICA) Handbook section for intangible assets and goodwill): Wireline and Wireless.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a notes to consolidated financial statements

combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company’s reporting units.

(g)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(i).

The Company has minor foreign subsidiaries that are considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 18(d) and discussed further in Note 2(b).

(h)         Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	• The Company has selected this method as it better reflects management’s investment intentions
• Long-term investments(3)	X		• The Company has selected classification as available-for-sale as it better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		• The Company believes that classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)        The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)        Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(3)        In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

•      Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•      Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

•      Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•      In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(i)            Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

•      establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 17(b);

notes to consolidated financial statements

•      fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 11(c); and

•      for certain U.S. Dollar denominated future purchase commitments, as set out in Note 5.

Hedge accounting: The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt or U.S. Dollar denominated temporary investments and as Operations expense if in respect of share-based compensation or U.S. Dollar denominated future purchase commitments.

Deferred hedging assets and liabilities: In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Balance Sheets in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the hedging items on the Consolidated Balance Sheets is recognized as a component of other comprehensive income.

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, the amount recognized in the determination of net income is the amount that counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Common Shares and/or Non-Voting Shares at the balance sheet date and the price of the Company’s Common Shares and/or Non-Voting Shares in the hedging items.

(j)            Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized based upon the expected timing of the reversal of such temporary differences, or usage of such tax losses, and application of the substantively enacted tax rates at the time of such reversal or usage.

The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(k)        Share-based compensation

Canadian GAAP requires, for share options granted after 2001, that a fair value be determined for share options at the date of grant and that such fair value be recognized in the financial statements. Proceeds arising from the exercise of share options are credited to share capital.

notes to consolidated financial statements

Share options which have a net-cash settlement feature, as set out in Note 11(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 are settled using other than the net-cash settlement feature, they would revert to be being accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 11(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(i)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in one amount at a future point in time (cliff vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income using the accelerated expense attribution method.

(l)            Employee future benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees.

(m)      Cash and temporary investments, net

Cash and temporary investments, which include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the balance sheet date. Cash and temporary investments, net, are classified as a liability on the balance sheet when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 16.

(n)         Sales of receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(o)          Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. See Note 2(d).

(p)          Capital assets

General: Capital assets are recorded at historical cost and, with respect to self-constructed property, plant, equipment and other, include materials, direct labour and applicable overhead costs. With respect to internally-developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant, equipment and other construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than notes to consolidated financial statements

twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(q)          Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2007, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $211.0 million (2006 – $187.6 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 20(b).

(r)          Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments using the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable.

Carrying values of equity and cost investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment; such reduction recorded is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

(s)          Comparative amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

Of particular note, assets under construction are now separated between tangible and intangible, as set out in Note 14(a); previously, although the assets under construction were appropriately relieved either to tangible or intangible classifications, they were included wholly as tangible assets when under construction.

2                 accounting policy developments

(a)          Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. As discussed further in Note 21(h), the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

notes to consolidated financial statements

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

(b)          Comprehensive income; recognition and measurement of financial instruments

Overview: Commencing with the Company’s 2007 fiscal year, the recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of certain financial instruments.

The majority of the impact on the Company of adopting the comprehensive income and related standards currently arises from the Company’s cross currency interest rate swap agreements, as discussed further in Note 17(b) and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 11(c).

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the hedge value) is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. In respect of these future cash flows, the difference arising from the newly applied CICA recommendations is the difference between: (a) the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items; and (b) the fair value of the hedging items. This is illustrated in the following table:

	2007	2006
As at December 31 (millions)	2011 Notes	2007 Notes	2011 Notes	Total
Canadian dollar equivalent of principal at rates of exchange in hedging items	$2,950.5	$1,483.3	$2,950.5	$4,433.8
Canadian dollar equivalent of principal at balance sheet date rate of exchange	1,908.3	1,357.9	2,240.2	3,598.1
Hedge value necessary to reflect rates of exchange in hedging items	1,042.2	125.4	710.3	835.7
Difference arising from newly applied CICA recommendations(1)	137.3	14.2	250.8	265.0
Fair value of hedging items	$1,179.5	$139.6	$961.1	$1,100.7

(1)          The amounts as at December 31, 2006, are included in the transitional adjustments set out in Note 18(d).

Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in Note 21(g), is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company’s specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded states of the plans and the net accrued benefit asset or liability.

Implementation and application: In the Company’s specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method, which was prospectively applied.

In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the selections set out in Note 1(h).

notes to consolidated financial statements

Effects disclosure: The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s results of operations for the year ended December 31, 2007, are as set out in the following table:

Year ended December 31, 2007 (millions except per share amounts)	Excluding effect of application of HB 1530, HB 3855 and HB 3865	Incremental effect of application of HB 1530, HB 3855 and HB 3865	As currently reported
Operating revenues	$9,074.4	$—	$9,074.4
Operating expenses	7,100.1	—	7,100.1
Operating income	1,974.3	—	1,974.3
Other expenses, net	35.8	0.3	36.1
Financing costs	446.3	(6.2)	440.1
Income before income taxes and non-controlling interest	1,492.2	5.9	1,498.1
Income taxes	231.5	2.1	233.6
Non-controlling interests	6.6	—	6.6
Net income and Common Share and Non-Voting Share income	1,254.1	3.8	1,257.9
Other comprehensive income	—	74.2	74.2
Comprehensive income	$1,254.1	$78.0	$1,332.1
Net income per Common Share and Non-Voting Share
– Basic	$3.78	$0.01	$3.79
– Diluted	$3.75	$0.01	$3.76

The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s retained earnings for the year ended December 31, 2007, are as set out in the following table:

Year ended December 31, 2007 (millions)	Excluding effect of application of HB 1530, HB 3855 and HB 3865	Incremental effect of application of HB 1530, HB 3855 and HB 3865	As currently reported
Balance at beginning of period	$1,200.0	$—	$1,200.0
Income	1,254.1	3.8	1,257.9
	2,454.1	3.8	2,457.9
Common Share and Non-Voting Share dividends paid, or payable, in cash	(520.8)	—	(520.8)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	(483.3)	—	(483.3)
Other	3.7	—	3.7
Balance at end of period	$1,453.7	$3.8	$1,457.5

notes to consolidated financial statements

The effects of the application of CICA Handbook Sections 1530, 3855 and 3865 on the Company’s financial position as at December 31, 2007, are as set out in the following table:

As at December 31, 2007 (millions)	Excluding effect of application of HB 1530, HB 3855 and HB 3865	Incremental effect of application of HB 1530, HB 3855 and HB 3865	As currently reported
Assets
Current assets
Cash and temporary investments, net	$19.9	$—	$19.9
Short-term investments	42.7	(0.3)	42.4
Accounts receivable	710.9	—	710.9
Income and other taxes receivable	120.9	—	120.9
Inventories	243.3	—	243.3
Prepaid expenses and other	199.5	—	199.5
Derivative assets	3.0	0.8	3.8
	1,340.2	0.5	1,340.7
Capital assets, net	11,122.0	—	11,122.0
Other assets
Deferred charges	1,342.2	(24.2)	1,318.0
Investments	37.8	1.1	38.9
Goodwill	3,168.0	—	3,168.0
	4,548.0	(23.1)	4,524.9
	$17,010.2	$(22.6)	$16,987.6
Liabilities and Shareholders’ Equity
Current liabilities	$2,686.0	$—	$2,686.0
Long-term debt	4,613.9	(30.4)	4,583.5
Other long-term liabilities	1,580.9	137.0	1,717.9
Future income taxes	1,086.3	(38.2)	1,048.1
Non-controlling interests	25.9	—	25.9
Shareholders’ equity
Common Shares	2,227.7	—	2,227.7
Non-Voting Shares	3,192.0	—	3,192.0
	5,419.7	—	5,419.7
Cumulative foreign currency translation adjustment	(8.7)	8.7	—
Retained earnings and accumulated other comprehensive income
Retained earnings	1,453.7	3.8	1,457.5
Accumulated other comprehensive income (loss)	—	(103.5)	(103.5)
	1,453.7	(99.7)	1,354.0
Contributed surplus	152.5	—	152.5
	7,017.2	(91.0)	6,926.2
	$17,010.2	$(22.6)	$16,987.6

(c)          Financial instruments – disclosure; presentation

In respect of its 2007 fiscal year, the Company had to comply with the recommendations of the CICA for financial instrument disclosure and presentation (CICA Handbook Section 3861). As an activity consistent with Canadian GAAP being evolved and converged with IFRS, the existing recommendations for financial instrument disclosure will be replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation will be carried forward, unchanged (CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company does not expect to be materially affected by the new recommendations.

notes to consolidated financial statements

(d)          Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) will apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company does not expect to be materially affected by the new recommendations.

(e)          Employee future benefits transitional pension asset accounting

In the adoption and implementation of new accounting recommendations for employee future benefits (CICA Handbook Section 3461) in its 2000 fiscal year, the Company was required to make various estimates, assumptions and determinations.  At the time of implementation, the Company concluded that one defined benefit pension plan had certain features that resulted in the Company recognizing one-half of the associated transitional asset through amortization over the associated expected average remaining service life of the employee group at the time of implementing the then new recommendations. During the year, the Company revisited the various determinations made in 2000 and concluded that it should have recognized the entire associated transitional asset.

The following schedules reflect the impact of this correction, which the Company has concluded is not material to its previously filed consolidated financial statements, to specific income statement and balance sheet accounts; this correction reflects the retroactive recognition of the entire defined benefit pension plan’s transitional asset, amortized over the expected average remaining service life of the employee group.

The effects of the adjustments to reflect the amortization of the entire transitional asset on the Company’s results of operations, including the associated effects of income tax rate changes, for the year ended December 31, 2006, are as set out in the following table:

Year ended December 31, 2006 (millions except per share amounts)	As previously reported	Adjustment to reflect entire transitional asset of a defined benefit pension plan	As currently reported(1)
Operating revenues	$8,681.0	$—	$8,681.0
Operating expenses
Operations	5,022.9	(24.7)	4,998.2
Restructuring costs	67.8	—	67.8
Depreciation	1,353.4	—	1,353.4
Amortization of intangible assets	222.2	—	222.2
	6,666.3	(24.7)	6,641.6
Operating income	2,014.7	24.7	2,039.4
Other expenses, net	28.0	—	28.0
Financing costs	504.7	—	504.7
Income before income taxes and non-controlling interest	1,482.0	24.7	1,506.7
Income taxes	351.0	2.2	353.2
Non-controlling interests	8.5	—	8.5
Net income and Common Share and Non-Voting Share income	$1,122.5	$22.5	$1,145.0
Income per Common Share and Non-Voting Share
– Basic	$3.27	$0.06	$3.33
– Diluted	$3.23	$0.07	$3.30

(1)          Excluding impacts of adopting accounting recommendations for comprehensive income, as set out in Note 2(b).

notes to consolidated financial statements

The effects of the adjustments to reflect the amortization of the entire transitional asset on the Company’s financial position, including the associated effects of income tax rate changes, as at December 31, 2006, are as set out in the following table:

As at December 31, 2006 (millions)	As previously reported(1)	Adjustment to reflect entire transitional asset of a defined benefit pension plan	As currently reported
Assets
Current assets	$1,344.9	$—	$1,344.9
Capital assets, net	10,982.1	—	10,982.1
Other assets
Deferred charges	956.6	173.1	1,129.7
Investments	35.2	—	35.2
Goodwill	3,169.5	—	3,169.5
	4,161.3	173.1	4,334.4
	$16,488.3	$173.1	$16,661.4
Liabilities and Shareholders’ Equity
Current liabilities	$3,781.3	$—	$3,781.3
Long-term debt	3,474.7	—	3,474.7
Other long-term liabilities	1,257.3	—	1,257.3
Future income taxes	1,023.3	53.2	1,076.5
Non-controlling interests	23.6	—	23.6
Shareholders’ equity(2)	6,928.1	119.9	7,048.0
	$16,488.3	$173.1	$16,661.4

(1)        The December 31, 2006, amounts reflected as previously reported have been adjusted for a $44.0 reclassification of future income taxes between current and non-current and a $19.9 reclassification of debt issue costs (Note 2(b)).

(2)        Shareholders’ equity changes are restricted to changes in retained earnings.  Retained earnings as at December 31, 2005, would increase from $849.7 to $947.1.

3                 capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization – excluding restructuring costs (EBITDA – excluding restructuring costs); and dividend payout ratio of sustainable net earnings.

Net debt to EBITDA – excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA – excluding restructuring costs. Net debt is a non-GAAP measure, whose nearest GAAP measure is long-term debt; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA – excluding restructuring costs is a non-GAAP measure whose nearest GAAP measure is net income; the calculation of EBITDA – excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period.

notes to consolidated financial statements

During 2007, the Company’s strategy, which was unchanged from 2006, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are reviewed annually, are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

	Policies and guidelines	2007	2006
			(restated – Note 2(e))
Components of debt and coverage ratios
Net debt(1)		$6,141.6	$6,278.1
EBITDA – excluding restructuring costs(2)		$3,609.7	$3,682.8
Net interest cost(3)		$440.1	$504.7

Debt ratio
Net debt to EBITDA – excluding restructuring costs	1.5 – 2.0	1.7	1.7

Coverage ratios
Interest coverage on long-term debt(4)		4.2	3.9
EBITDA – excluding restructuring costs interest coverage(5)		8.2	7.3

Other measure
Dividend payout ratio of sustainable net earnings	45 – 55%	47%	45%

(1)          Net debt is calculated as follows:

	2007	2006
Long-term debt (Note 17)	$4,588.9	$4,908.2
Debt issuance costs netted against long-term debt	30.4	19.9
Derivative liabilities, net	1,179.5	838.5
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. Dollar denominated debt	(137.3)	—
Cash and temporary investments, net	(19.9)	11.5
Securitized accounts receivable (Note 13)	500.0	500.0
Net debt	$6,141.6	$6,278.1

(2)          EBITDA – excluding restructuring costs is calculated as follows:

	2007	2006
		(restated – Note 2(e))
EBITDA (Note 6)	$3,589.3	$3,615.0
Restructuring costs (Note 7)	20.4	67.8
EBITDA – excluding restructuring costs	$3,609.7	$3,682.8

(3)          Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt are included in net interest cost).

(4)          Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt).

(5)          EBITDA – excluding restructuring costs interest coverage is defined as EBITDA – excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

Interest coverage on long-term debt improved by 0.3 because of lower interest expenses. The EBITDA – excluding restructuring costs interest coverage ratio improved by 1.0 due to lower net interest cost and decreased by 0.1 due to lower EBITDA – excluding restructuring costs.

The dividend payout ratio for the year ended December 31, 2007, was 47% and the ratio calculated to exclude the impacts of tax adjustments and the charge for adding the net-cash settlement feature for share options was 54%.

4                 regulation of rates charged to customers

(a)          General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

notes to consolidated financial statements

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. TELUS Communications Company partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. In the latter half of 2007, TELUS Communications Company partnership was granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services that are provided within 63 residential and 35 business exchanges where it was determined that there was significant competition for such services to protect the interests of customers. Previously forborne services, including interexchange voice services, wide area network services and retail Internet services, remain forborne. TELUS Communications Company partnership also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that a portion of the Company’s operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation.

The major categories of telecommunications services provided by TELUS Communications Company partnership that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services	Forborne services (not subject to rate regulation)
• Residential wireline services in incumbent local exchange carrier regions in non-forborne exchanges	• Residential wireline services in incumbent local exchange carrier regions in forborne exchanges(1)
• Business wireline services in incumbent local exchange carrier regions in non-forborne exchanges	• Business wireline services in incumbent local exchange carrier regions in forborne exchanges(2)
• Competitor services	• Non-incumbent local exchange carrier services
• Public telephone services	• Long distance services
• Internet services
• International telecommunications services
• Interexchange private line services(3)
• Certain data services
• Cellular, enhanced specialized mobile radio digital (ESMR digital) and personal communications services digital (PCS digital)
• Other wireless services, including paging
• Sale of customer premises equipment (CPE)

(1)   Forborne on exchanges where two or more competitors, including wireless service providers, are offering or providing similar services.

(2)   Forborne on exchanges where one or more competitors, including wireless service providers, are offering or providing similar services

(3)   Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b)   Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company’s telecommunications rate regulated services. A four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC’s Decision 2002-34; on December 16, 2005, the CRTC issued Decision 2005-69 that extended that price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation which included an oral hearing held in Gatineau, Quebec. This proceeding was concluded in the fourth quarter of 2006 with the CRTC issuing its decision in this matter on April 30, 2007. The decision was consistent with the Company’s current accounting policies.

notes to consolidated financial statements

Rate-setting methodology: Under the prospective price regulation framework, services are separated into seven service categories, or baskets, for those exchanges which continue to be regulated. Price constraints within the individual baskets are outlined within the following table.

Capped and non-forborne basket	Price cap constraint	Overriding maximum annual increase
Residential wireline services in incumbent local exchange carrier regions
In non-high cost serving areas	Capped at existing rates	0%
In high cost serving areas	Increase by lesser of inflation(1) or 5%	5%
Business wireline services in incumbent local exchange carrier regions	Increase annually by inflation(1)	10%
Other capped services	Increase annually by inflation(1)	10%
Competitor services	Inflation(1) less 3.2% productivity offset	0%
Public telephone services	One-time $0.50 increase	N/A
Services with frozen rates (e.g. 9-1-1 service)	Capped at existing rates	0%

(1)           As measured by chain-weighted Gross Domestic Product Price Index.

Primary exchange rates for forborne services/exchanges are capped at existing rates.

(c)          Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities:  In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near-essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near-essential loops and transiting arrangements is competitive. The CRTC conducted an oral hearing on this matter in Gatineau, Quebec in the fourth quarter of 2007 and the Company anticipates that the CRTC will issue its decision in this matter in the second quarter of 2008.

Voice contribution expense and portable subsidy revenue: Local exchange carriers’ costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2007 is 0.94% and the interim rate for 2008 has been similarly set at 0.94%. The Company’s contributions to the central fund, $59.6 million for the year ended December 31, 2007 (2006 – $65.9 million), are accounted for as an operations expense and the portable subsidy receipts, $62.5 million for the year ended December 31, 2007 (2006 – $63.2 million), are accounted for as local revenue.

notes to consolidated financial statements

5                 financial instruments

(a)          Risks – overview

The Company’s financial instruments and the nature of the risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Cash and temporary investments	X			X
Accounts receivable	X
Accounts payable		X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Cross currency interest rate swap derivatives(1)	X	X	X	X
Share-based compensation derivatives(1)	X	X			X
Foreign exchange derivatives(1)	X	X	X

(1)          Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position and sets criteria for the credit-worthiness of the transaction counterparties.

(b)          Credit risk

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at December 31 (millions)	2007	2006
Cash and temporary investments	$19.9	$—
Accounts receivable	710.9	707.2
Derivative assets	3.8	40.4
	$734.6	$747.6

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations.

No interest is charged on customer accounts which are current. Thereafter, interest is charged at a regulatory-based rate on Wireline segment outstanding balances and a market rate on Wireless segment outstanding balances.

As referred to in Note 1(b), the Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the accounts receivable arose are all considered when determining whether past-due accounts should be allowed for. The provision for doubtful accounts is calculated on a specific-identification basis for accounts over a specific balance threshold and on a non-specific basis for the remainder.

Derivative assets: Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties.

notes to consolidated financial statements

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.

(c)          Liquidity risk

The Company manages liquidity risk by maintaining bilateral bank facilities and a credit facility, by continuously monitoring forecast and actual cash flows and managing maturity profiles of financial assets and financial liabilities. The Company has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can issue $3 billion of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance. The Company does not currently believe that it will encounter difficulty in meeting its obligations associated with financial liabilities.

(d)          Currency risk

The Company’s functional currency is the Canadian Dollar, but it regularly transacts in U.S. Dollars due to certain routine revenues and operating costs being denominated in U.S. Dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. Dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. Dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. Dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity, as further discussed in Note 1(i) and set out in Note 17(b).

(e)          Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value or future cash flows of its temporary investments (if any), short-term investments (if any), short-term obligations (if any), long-term debt and cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities (Note 1(m)) and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments included debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations (Note 16), which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is immaterial.

In respect of the Company’s outstanding long-term debt, other than for commercial paper (Note 17(c)) and amounts drawn on its credit facility (Note 17(d)), it is all effectively fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but, absent early redemption and/or foreign exchange rate fluctuations, future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but cash flows representing interest payments may be if the commercial paper is rolled over. Amounts drawn on the Company’s credit facility will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, future cash flows do not change due to changes in market interest rates.

(f)            Other price risk

Short-term investments: If the balance of short-term investments included equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments accounted for using the cost method. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (an appreciating share price increases both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 11(b)) and fix the Company’s cost associated with its restricted stock units (Note 11(c)).

notes to consolidated financial statements

(g)         Market risk

Had the Canadian Dollar: U.S. Dollar foreign exchange rates, market interest rates and the Company’s Non-Voting Share prices varied by reasonably possible amounts from their actual fiscal year values and had these variances been recognized, net income and other comprehensive income for the year ended December 31, 2007, could have varied. The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 5(f). Changes in the Company’s Common Share price would not have materially affected the Company’s net income or its other comprehensive income.

(h)         Fair values

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method would not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

The fair values of the Company’s long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

		2007			2006
As at December 31 (millions)	Hedging item maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Assets
Financial assets designated as held for trading upon initial recognition
- Short-term investments			$42.4	$42.4		$110.2	$110.2
- Derivatives used to manage currency risks arising from U.S. Dollar denominated revenues to which hedge accounting is not applied	2008	$22.3	0.7	0.7	$—	—	—
- Derivatives used to manage currency risks arising from U.S. Dollar denominated purchases to which hedge accounting is not applied	2008	$55.0	0.3	0.3	$141.5	—	5.6
			$43.4	$43.4		$110.2	$115.8
Derivatives(1) classified as held for hedging and used to manage currency risks arising from U.S. Dollar denominated purchases to which hedge accounting is applied	2008	$44.4	$0.2	$0.2	$14.7	$—	$0.5
Long-term investments designated as available-for-sale upon initial recognition			$38.9	$38.9		$35.2	$36.9
Liabilities
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 11(b))	2012	$220.4	$26.1		$—	$—	$—
- Net amounts due to counterparties			0.8
			26.9	$26.9
- Hedging(1) (Note 11(c))	2009	$49.2	1.4		$48.7	(6.0)	(11.4)
- Net amounts due to counterparties			3.0
			4.4	4.4
			$31.3	$31.3		$(6.0)	$(11.4)
Long-term debt
Principal (Note 17)			$4,588.9	$4,960.3		$4,908.2	$5,535.9
Derivatives(1) classified as held for hedging and used to manage interest rate and currency risks associated with U.S. Dollar denominated debt (Note 17(b))
- Derivative asset	2007	$—	—		$809.9	(40.4)
- Derivative liability– Current	2007	$—	—		$673.4	165.8
– Non-current	2011	$2,950.5	1,179.5		$2,950.5	710.3
			1,179.5			835.7
- Interest payable			8.2			6.3
Net			1,187.7	1,187.7		842.0	1,090.6
Derivatives(1) used to manage interest rate risk associated with planned refinancing of debt maturing June 1, 2007	2007	$—	—	—	$500.0	—	6.5
			$5,776.6	$6,148.0		$5,750.2	$6,633.0

(1)          Designated as cash flow hedging items.

notes to consolidated financial statements

6                 segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision maker).

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2007	2006	2007	2006	2007	2006	2007	2006
		(restated – Note 2(e))		(restated – Note 2(e))				(restated – Note 2(e))
Operating revenues
External revenue	$4,810.6	$4,823.1	$4,263.8	$3,857.9	$—	$—	$9,074.4	$8,681.0
Intersegment revenue	114.2	98.3	26.9	23.4	(141.1)	(121.7)	—	—
	4,924.8	4,921.4	4,290.7	3,881.3	(141.1)	(121.7)	9,074.4	8,681.0
Operating expenses
Operations expense	3,221.8	2,997.7	2,384.0	2,122.2	(141.1)	(121.7)	5,464.7	4,998.2
Restructuring costs	19.5	61.6	0.9	6.2	—	—	20.4	67.8
	3,241.3	3,059.3	2,384.9	2,128.4	(141.1)	(121.7)	5,485.1	5,066.0
EBITDA(1)	$1,683.5	$1,862.1	$1,905.8	$1,752.9	$—	$—	$3,589.3	$3,615.0
CAPEX(2)	$1,219.0	$1,191.0	$551.3	$427.4	$—	$—	$1,770.3	$1,618.4
EBITDA less CAPEX	$464.5	$671.1	$1,354.5	$1,325.5	$—	$—	$1,819.0	$1,996.6
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	3,076.7	2,997.7	2,360.4	2,122.2	(141.1)	(121.7)	5,296.0	4,998.2
Restructuring costs	19.5	61.6	0.9	6.2	—	—	20.4	67.8
	3,096.2	3,059.3	2,361.3	2,128.4	(141.1)	(121.7)	5,316.4	5,066.0
EBITDA (as adjusted)(3)	$1,828.6	$1,862.1	$1,929.4	$1,752.9	$—	$—	$3,758.0	$3,615.0
CAPEX(2)	$1,219.0	$1,191.0	$551.3	$427.4	$—	$—	$1,770.3	$1,618.4
EBITDA (as adjusted) less CAPEX	$609.6	$671.1	$1,378.1	$1,325.5	$—	$—	$1,987.7	$1,996.6
EBITDA (as adjusted)(from above)							$3,758.0	$3,615.0
Incremental charge(3)							168.7	—
EBITDA (from above)							3,589.3	3,615.0
Depreciation							1,354.7	1,353.4
Amortization							260.3	222.2
Operating income							1,974.3	2,039.4
Other expense, net							36.1	28.0
Financing costs							440.1	504.7
Income before income taxes and non-controlling interests							1,498.1	1,506.7
Income taxes							233.6	353.2
Non-controlling interests							6.6	8.5
Net income							$1,257.9	$1,145.0

(1)   Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)   Total capital expenditures (CAPEX).

(3)   Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $168.7 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

notes to consolidated financial statements

7                 restructuring costs

Years ended December 31 (millions)	2007	2006
Restructuring costs
Workforce
Voluntary	$4.9	$28.0
Involuntary	13.7	35.7
Other	1.8	4.1
	20.4	67.8
Disbursements
Workforce
Voluntary	14.1	26.3
Involuntary and other	23.1	40.6
Other	1.4	4.9
	38.6	71.8
Expenses greater than (less than) disbursements	(18.2)	(4.0)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	53.1	57.1
Balance, end of period	$34.9	$53.1

In 2007, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives were aimed to improve the Company’s operating productivity and competitiveness. The Company’s estimate of restructuring costs in 2008 is approximately $50 million.

8                 financing costs

Years ended December 31 (millions)	2007	2006
Interest on long-term debt	$464.2	$508.0
Interest on short-term obligations and other	0.3	2.6
Foreign exchange(1)	13.0	6.4
	477.5	517.0
Interest income
Interest on tax refunds	(26.9)	(9.3)
Other interest income	(10.5)	(3.0)
	(37.4)	(12.3)
	$440.1	$504.7

(1)          For the year ended December 31, 2007, these amounts include gains of $0.5 (2006 — $NIL) in respect of cash flow hedge ineffectiveness.

9                 income taxes

Years ended December 31 (millions)	2007	2006
		(restated – Note 2(e))
Current	$(143.3)	$(58.2)
Future	376.9	411.4
	$233.6	$353.2

notes to consolidated financial statements

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2007		2006 (restated – Note 2(e))
Basic blended federal and provincial tax at statutory income tax rates	$503.0	33.6%	$505.6	33.6%
Revaluation of future income tax liability to reflect future statutory income tax rates	(177.3)		(113.1)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(79.2)		(40.3)
Share option award compensation	(3.6)		6.4
Other	(9.3)		(5.4)
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$233.6	15.6%	$353.2	23.4%

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax asset and future income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax liability are estimated as follows:

As at December 31 (millions)	2007	2006
		(restated – Note 2(e))
Capital assets
Property, plant, equipment, other and intangible assets subject to amortization	$(47.8)	$15.8
Intangible assets with indefinite lives	(749.1)	(866.1)
Partnership income unallocated for income tax purposes	(630.5)	(550.1)
Pension amounts	(259.6)	(246.1)
Reserves not currently deductible	71.1	97.7
Losses available to be carried forward	17.8	315.4
Other	46.4	19.7
	$(1,551.7)	$(1,213.7)
Presented on the Consolidated Balance Sheets as:
Future income tax liability
Current	$(503.6)	$(137.2)
Non-current	(1,048.1)	(1,076.5)
Net future income tax asset (liability)	$(1,551.7)	$(1,213.7)

The Company expects to be able to substantially utilize its non-capital losses over the next year. The Company’s assessment is that the probabilistic risk of expiry of such non-capital losses is remote.

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company has included a net capital loss carry-forward of $618.3 million (2006 – $799.7 million) in its Canadian income tax returns. During the year ended December 31, 2007, the Company recognized the benefit of $6.6 million (2006 – $188.0 million) in net capital losses. Of the net capital losses carried-forward, as at December 31, 2007, $603.7 million (2006 – $603.7 million) have been denied on audit by the Canada Revenue Agency and the Company is considering various courses of action with a view to confirming all or a part of such net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2007, the Company recorded Investment Tax Credits of $10.7 million (2006 – $18.5 million), $3.3 million (2006 – $18.1 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

10          per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted Common Share and Non-Voting Share income for all periods presented.

notes to consolidated financial statements

Years ended December 31 (millions)	2007	2006
Basic total weighted average Common Shares and Non-Voting Shares outstanding	331.7	343.8
Effect of dilutive securities
Exercise of share option awards	2.5	3.6
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	334.2	347.4

For the year ended December 31, 2007, certain outstanding share option awards, in the amount of 1.3 million (2006 – 0.3 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11          share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as Operations expense and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

Years ended December 31	2007			2006
(millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$183.6	$(83.8)	$99.8	$19.0	$—	$19.0
Restricted stock units	29.5	(33.5)	(4.0)	26.5	(20.4)	6.1
Employee share purchase plan	34.2	(34.2)	—	32.2	(32.2)	—
	$247.3	$(151.5	$95.8	$77.7	$(52.6)	$25.1

(1)          For the year ended December 31, 2007, the expense arising from share options with the net-cash settlement feature, net of hedging effects, was $168.9 (2006 – $NIL).

For the year ended December 31, 2007, the associated operating cash outflows in respect of share option awards are net of cash net inflows from the cash-settled equity swap agreements of $8.1 million (2006 – $NIL). Similarly, for the year ended December 31, 2007, the associated operating cash outflows in respect of restricted stock units are net of cash inflows from hedging of $5.2 million (2006 – $18.6 million). For the year ended December 31, 2007, the income tax benefit arising from share-based compensation was $84.9 million (2006 – $19.7 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2007	2006
Share option award fair value (per share option)	$12.34	$12.45
Risk free interest rate	4.1%	4.0%
Expected lives(1) (years)	4.5	4.6
Expected volatility	26.3%	35.7%
Dividend yield	2.7%	2.6%

(1)   The maximum contractual term of the share option awards granted in 2007 and 2006 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant notes to consolidated financial statements

divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had weighted average assumptions for grants of share options that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share options for the year ended December 31, 2007, would have varied as follows:

	Hypothetical change in assumptions(1)
($in millions)	10%	20%
Risk free interest rate	$0.3	$0.6
Expected lives (years)	$0.6	$1.1
Expected volatility	$1.2	$2.5
Dividend yield	$0.4	$0.8

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share options. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share options is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. As discussed further in Note 18(f), it is at the Company’s option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

In conjunction with the amendment, the Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

As at December 31, 2007 ($ per affected outstanding share option award)	Affected share option awards granted for
	Common Shares	Non-Voting Shares
	prior to 2002		after 2001	Total
Weighted average exercise price	$35.92	$30.48	$21.74	$27.00
Weighted average grant date fair value	—	—	6.70	3.21
	35.92	30.48	28.44	30.21
Weighted average incremental share-based compensation award expense arising from net-cash settlement feature	18.34	24.67	26.71	24.82
Exercise date fair value capped by cash-settled equity swap agreement	$54.26	$55.15	$55.15	$55.03
Affected share option awards outstanding	496,173	1,484,613	1,824,853	3,805,639

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

notes to consolidated financial statements

	2007			2006
Years ended December 31	Number of restricted stock units		Weighted average grant date	Number of restricted stock units		Weighted average grant date
	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,518,613	—	$40.99	1,645,530	—	$32.16
Vested	—	37,251	38.85	—	62,437	26.43
Issued
Initial allocation	576,233	—	56.21	659,682	—	44.70
In lieu of dividends	52,132	—	55.84	48,293	—	49.17
Vested	(662,437)	662,437	37.12	(706,599)	706,599	24.46
Settled in cash	—	(668,552)	36.67	—	(731,785)	24.58
Forfeited and cancelled	(86,450)	—	42.48	(128,293)	—	32.40
Outstanding, end of period
Non-vested	1,398,091	—	49.19	1,518,613	—	40.99
Vested	—	31,136	$48.74	—	37,251	$38.85

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2007, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2008	160,000	$50.91
	440,000	$50.02
	600,000		247,359	847,359
2009	400,000	$64.26	150,732	550,732
	1,000,000		398,091	1,398,091

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for employees up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.

Years ended December 31 (millions)	2007	2006
Employee contributions	$81.4	$75.9
Company contributions	34.2	32.2
	$115.6	$108.1

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2007 and 2006, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(e)          Unrecognized, non-vested share-based compensation

As at December 31, 2007, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.7 years (2006 – 1.3 years).

notes to consolidated financial statements

As at December 31 (millions)(1)	2007	2006
Share option awards	$22.5	$24.1
Restricted stock units(2)	32.2	38.8
	$54.7	$62.9

(1)          These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of future, if any, modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.

(2)          The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet dates, net of the impacts of associated cash-settled equity forward agreements.

12          employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Québec Defined Benefit Pension Plan (formerly the TELUS Corporation Pension Plan for Employees of TELUS Communications (Québec) Inc.): Any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees are covered by this contributory defined benefit pension plan, which comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of the negotiated labour contract and are generally based on employee gross earnings.

notes to consolidated financial statements

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans: During the latter half of 2006, the Company revised its defined contribution pension plan offerings for 2007. Effective January 1, 2007, the Company offered one defined contribution pension plan, which is contributory, and is the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that.

	2007 and 2008
Contributions as a percentage of pensionable earnings	Minimum	Maximum
Employee contribution(1)	3.0%	6.0%
Employer contribution	3.0%	5.8%
Total contribution(2)	6.0%	11.8%

(1)          Generally, membership in the defined contribution pension plan is voluntary until an employee’s third year service anniversary.

(2)          In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2007	2006	2007	2006
		(restated – Note 2(e))
Accrued benefit obligation:
Balance at beginning of year	$6,579.6	$6,345.3	$71.7	$69.1
Current service cost	136.3	132.4	—	3.5
Interest cost	327.3	315.9	6.5	3.7
Benefits paid (b)	(281.5)	(273.9)	(5.6)	(5.5)
Actuarial loss (gain)	(408.3)	59.9	(0.2)	0.9
Plan amendments	26.9	—	—	—
Transfers out	(33.4)	—	—	—
Balance at end of year (c)-(d)	6,346.9	6,579.6	72.4	71.7
Plan assets (f):
Fair value at beginning of year	6,843.2	6,198.9	40.3	43.8
Actual return on plan assets	256.5	759.5	1.0	0.7
Employer contributions (g)	91.6	123.4	1.2	1.3
Employees’ contributions	36.8	35.3	—	—
Benefits paid (b)	(281.5)	(273.9)	(5.6)	(5.5)
Transfers out	(33.4)	—	—	—
Fair value at end of year	6,913.2	6,843.2	36.9	40.3
Funded status – plan surplus (deficit)	566.3	263.6	(35.5)	(31.4)
Unamortized net actuarial loss (gain)	628.6	812.5	(10.3)	(12.8)
Unamortized past service costs	31.4	5.3	—	—
Unamortized transitional obligation (asset)	(196.5)	(239.0)	1.6	2.4
Accrued benefit asset (liability)	$1,029.8	$842.4	$(44.2)	$(41.8)

In 2001, the Company sold substantially all of the TELUS Advertising Services directory business and the TELUS Québec directory business. As a result of this transaction, the pension obligation relating to the former TELUS Advertising Services employees, contained within the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, were to be transferred upon receipt of the requisite regulatory approvals; such approvals were received November 14, 2007. The TELUS Corporation Pension Plan pension obligation of $17.2 million and the TELUS Edmonton Pension Plan pension obligation of $3.8 million have been actuarially determined as at July 31, 2001. In accordance with the sale agreement, TELUS Corporation Pension Plan assets of $17.2 million, plus interest accrued to November 30, 2007, of $9.2 million (December 31, 2006 – $7.6 million), were transferred along with the pension obligation; the corresponding amounts in respect of the TELUS Edmonton Pension Plan are $3.8 million, plus interest accrued to November 30, 2007, of notes to consolidated financial statements

$2.0 million (December 31, 2006 – $1.7 million). Interest accrued, at 7% per annum, up to the date that the assets were transferred.

The accrued benefit asset (liability) is reflected in the Consolidated Balance Sheets as follows:

As at December 31 (millions)	2007	2006
		(restated – Note 2(e))
Pension benefit plans	$1,029.8	$842.4
Other benefit plans	(44.2)	(41.8)
	$985.6	$800.6
Presented on the Consolidated Balance Sheets as:
Deferred charges (Note 20(b))	$1,194.1	$999.3
Other long-term liabilities (Note 20(b))	(208.5)	(198.7)
	$985.6	$800.6

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b)          Defined benefit plans – cost (recovery)

The Company’s net defined benefit plan costs (recoveries) were as follows:

	2007			2006 (restated – Note 2(e))
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$99.5	$—	$99.5	$97.1	$—	$97.1
Interest cost	327.3	—	327.3	315.9	—	315.9
Return on plan assets	(256.5)	(235.2)	(491.7)	(759.5)	314.4	(445.1)
Past service costs	—	0.8	0.8	—	0.7	0.7
Actuarial loss (gain)	(408.3)	419.1	10.8	59.9	(17.9)	42.0
Amortization of transitional asset	—	(42.5)	(42.5)	—	(43.2)	(43.2)
	$(238.0)	$142.2	$(95.8)	$(286.6)	$254.0	$(32.6)

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2007			2006
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Current service cost (employer portion)	$—	$—	$—	$3.5	$—	$3.5
Interest cost	6.5	—	6.5	3.7	—	3.7
Return on plan assets	(1.0)	(0.2)	(1.2)	(0.7)	(1.8)	(2.5)
Actuarial loss (gain)	(0.2)	(2.3)	(2.5)	0.9	(2.5)	(1.6)
Amortization of transitional obligation	—	0.8	0.8	—	0.8	0.8
	$5.3	$(1.7)	$3.6	$7.4	$(3.5)	$3.9

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c)          Benefit payments

Estimated future benefit payments from the Company’s defined benefit plans, calculated as at December 31, 2007, are as follows:

Years ending December 31 (millions)	Pension benefit plans	Other benefit plans
2008	$296.4	$5.8
2009	310.6	6.0
2010	326.4	6.1
2011	345.1	6.1
2012	361.6	6.2
2013-2017	2,053.5	32.0

notes to consolidated financial statements

(d)          Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

	2007			2006
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$6,173.6	$6,913.2	$739.6	$4,130.3	$4,602.9	$472.6
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	—	—	—	2,270.0	2,240.3	(29.7)
Unfunded	173.3	—	(173.3)	179.3	—	(179.3)
	173.3	—	(173.3)	2,449.3	2,240.3	(209.0)
(see (a))	$6,346.9	$6,913.2	$566.3	$6,579.6	$6,843.2	$263.6

As at December 31, 2007 and 2006, undrawn Letters of Credit, further discussed in Note 17(d), secured certain of the unfunded defined benefit pension plans.

(e)          Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

	2007			2006
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Other benefit plans that have plan assets in excess of accrued benefit obligations	$29.0	$36.9	$7.9	$31.0	$40.3	$9.3
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	43.4	—	(43.4)	40.7	—	(40.7)
(see (a))	$72.4	$36.9	$(35.5)	$71.7	$40.3	$(31.4)

(f)            Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

	2007			2006
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$5,830.7	$6,913.2	$1,082.5	$5,994.3	$6,825.7	$831.4
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	—	—	—	18.1	17.5	(0.6)
Unfunded	159.8	—	(159.8)	166.0	—	(166.0)
	159.8	—	(159.8)	184.1	17.5	(166.6)
	$5,990.5	$6,913.2	$922.7	$6,178.4	$6,843.2	$664.8

(g)         Plan investment strategies and policies

The Company’s primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, notes to consolidated financial statements

the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s Pension Benefits Standards Act required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations’ permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2008	2007	2006	2008	2007	2006
Equity securities	55-61%	58%	61%	—	—	—
Debt securities	31-39%	36%	33%	—	—	—
Real estate	4-6%	5%	5%	—	—	—
Other	0-2%	1%	1%	100%	100%	100%
		100%	100%		100%	100%

At December 31, 2007, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(h)         Employer contributions

The best estimates of fiscal 2008 employer contributions to the Company’s defined benefit plans are approximately $92 million and $1 million for defined benefit pension plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2007 annual funding reports that were prepared by actuaries using December 31, 2006, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2008.

(i)            Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits. The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

notes to consolidated financial statements

	Pension benefit plans		Other benefit plans
	2007	2006	2007	2006
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.00%	5.00%	4.86%	5.00%
Accrued benefit obligation as at December 31	5.50%	5.00%	5.36%	4.84%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.25%	7.25%	3.00%	5.50%
Accrued benefit obligation as at December 31	7.25%	7.25%	3.00%	5.50%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)          The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (g)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

	Pension benefit plans		Other benefit plans
2007 sensitivity of key assumptions (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 0.25% decrease(1) in:
Discount rate	$217.4	$23.6	$0.9	$—
Expected long-term rate of return on plan assets		$16.9		$0.1
Rate of future increases in compensation	$27.6	$6.2	$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

The Company’s health benefit costs for the defined benefit plan for retired employees were estimated to increase at an annual rate of 10% (2006 – 10%), decreasing to an annual growth rate of 5% (2006 – 5%) over a ten-year period (2006 – ten-year period).

(j)            Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2007	2006
Union pension plan and public service pension plan contributions	$31.1	$30.7
Other defined contribution pension plans	26.0	18.2
	$57.1	$48.9

13          accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at December 31, 2007, the rating was A (low).

notes to consolidated financial statements

As at December 31 (millions)	2007	2006
Total managed portfolio	$1,221.7	$1,216.1
Securitized receivables	(570.4)	(567.3)
Retained interest in receivables sold	59.6	58.4
Receivables held	$710.9	$707.2

For the year ended December 31, 2007, the Company recognized composite losses of $20.7 million (2006 — $18.0 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization are as follows:

Years ended December 31 (millions)	2007	2006
Cumulative proceeds from securitization, beginning of period	$500.0	$500.0
Proceeds from new securitizations	720.0	410.0
Securitization reduction payments	(720.0)	(410.0)
Cumulative proceeds from securitization, end of period	$500.0	$500.0
Proceeds from collections reinvested in revolving-period securitizations	$3,946.6	$3,863.0
Proceeds from collections pertaining to retained interest	$477.3	$499.3

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest, as further discussed in Note 1(n), are as follows:

Years ended December 31	2007	2006
Expected credit losses as a percentage of accounts receivable sold	1.1%	1.2%
Weighted average life of the receivables sold (days)	37	39
Effective annual discount rate	5.0%	4.7%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2007, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions are as follows:

		Hypothetical change in assumptions(1)
($ in millions)	2007	10%	20%
Carrying amount/fair value of future cash flows	$59.6
Expected credit losses as a percentage of accounts receivable sold		$0.8	$1.6
Weighted average life of the receivables sold (days)		$—	$0.1
Effective annual discount rate		$—	$0.1

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

notes to consolidated financial statements

14          capital assets

(a)          Capital assets, net

	2007			2006
As at December 31 (millions)	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Property, plant, equipment and other
Telecommunications assets	$19,082.2	$13,730.2	$5,352.0	$18,061.8	$12,755.3	$5,306.5
Assets on customers’ premises	765.8	614.4	151.4	693.3	550.9	142.4
Buildings and leasehold improvements	1,992.7	1,112.8	879.9	1,852.5	1,002.7	849.8
Office equipment and furniture	1,146.8	894.2	252.6	1,110.6	840.8	269.8
Assets under capital lease	18.4	12.7	5.7	18.5	9.4	9.1
Other	344.9	267.3	77.6	340.6	259.6	81.0
Land	48.2	—	48.2	48.9	—	48.9
Assets under construction (Note 1(s))	375.5	—	375.5	376.6	—	376.6
Materials and supplies	34.4	—	34.4	33.6	—	33.6
	23,808.9	16,631.6	7,177.3	22,536.4	15,418.7	7,117.7
Intangible assets subject to amortization
Subscriber base	250.1	44.3	205.8	362.9	138.3	224.6
Software	1,761.4	1,242.7	518.7	1,306.0	1,043.4	262.6
Access to rights-of-way and other	140.6	70.4	70.2	122.3	60.3	62.0
Assets under construction (Note 1(s))	183.5	—	183.5	348.8	—	348.8
	2,335.6	1,357.4	978.2	2,140.0	1,242.0	898.0
Intangible assets with indefinite lives
Spectrum licences(1)	3,985.0	1,018.5	2,966.5	3,984.9	1,018.5	2,966.4
	$30,129.5	$19,007.5	$11,122.0	$28,661.3	$17,679.2	$10,982.1

(1)   Accumulated amortization of spectrum licences is amortization recorded prior to 2002.

The following table presents items included in capital expenditures. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.

Years ended December 31 (millions)	2007	2006
Additions of intangible assets
– Subject to amortization	$513.3	$139.1
– With indefinite lives	0.1	1.8
	$513.4	$140.9

The following table presents items included in capital expenditures.

Years ended December 31 (millions)	2007	2006
Capitalized internal labour costs	$335.3	$306.8

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2008	$233.9
2009	177.6
2010	93.3
2011	50.1
2012	19.6

(c)          Intangible assets with indefinite lives

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company. There is a material notes to consolidated financial statements

degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management’s best estimate. If the future was to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market-comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management’s best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

Sensitivity testing was conducted as a part of the December 2007 annual test. A component of the sensitivity testing was a break-even analysis. An assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

15          goodwill

(a)          2007 and prior

Years ended December 31 (millions)	2007	2006
Balance, beginning of period	$3,169.5	$3,156.9
Foreign exchange on goodwill of self-sustaining foreign operations	(1.5)	0.7
Goodwill arising from current period acquisitions	—	40.4
Other	—	(28.5)
Balance, end of period	$3,168.0	$3,169.5

FSC Internet Corp.:  Of the 2006 goodwill addition, $17.5 million, none of which is expected to be deductible for tax purposes, arose from the April 7, 2006, cash acquisition of FSC Internet Corp., operating as Assurent Secure Technologies, a provider of information technology security services and products. The investment was made with a view to the ongoing advancement of the Company’s existing suite of security solutions.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets relative to the earnings capacity of the acquired business. Effective the acquisition date, the acquired company’s results are included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and are included in the Company’s Wireline segment.

TELUS International Philippines Inc. (formerly Ambergris Solutions Inc.):  In 2005, the Company acquired, for cash, an effective 52.5% economic interest in TELUS International Philippines Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling TELUS International Philippines Inc. as the Company controlled, but did not wholly own, an intermediate holding company which, in turn, controlled, but did not wholly own, TELUS International Philippines Inc. This investment was made with a view to enhancing the Company’s competitiveness in contact centre offerings.

In the second half of 2006, the Company increased its total effective economic interest in the entity from 52.5% to 97.4%, resulting in a 2006 goodwill addition of $22.9 million, none of which is expected to be deductible for tax purposes.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. TELUS International Philippines Inc.’s results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and the Company’s Wireline segment since the acquisition of control on February 15, 2005.

Other: During 2006, the Company updated its estimate of the net income tax benefits that were obtained in the course of pre-2005 business combinations. This has resulted in a decrease in the future income tax liability of $26.5 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisitions.

notes to consolidated financial statements

(b)          2008 – Emergis Inc.

On November 29, 2007, the Company announced that it had agreed to offer to acquire 100% of the outstanding shares of Emergis Inc. for $8.25 per common share by way of a take-over bid (in total, an initially estimated purchase price of approximately $763 million on a fully-diluted basis).  Emergis Inc. is a business process outsourcer, based in Canada, with a focus on healthcare and financial services sectors, two of the four key industries the Company’s Business Solutions team has invested in developing expertise in (the other two being energy and the public sector). The Company believes that its national sales and marketing capabilities will enhance growth in Emergis Inc. solutions, particularly in light of the complementary nature of the parties’ businesses and customer bases.

As at December 31, 2007, the Company had made market purchases of 1,017,000 Emergis Inc. common shares for $8.3 million, as disclosed in the Company’s press releases. On January 17, 2008, the Company drew $500 million of bankers acceptances on its credit facilities, issued incremental commercial paper and, including utilization of cash on hand, remitted $743.4 million to the depository in payment for:

•                  the approximately 84,876,494 Emergis Inc. common shares (representing approximately 94% of the outstanding common shares of Emergis Inc. on a fully-diluted basis) that were validly deposited to the Company’s offer; and

•                  the remaining outstanding common shares of Emergis Inc. which the Company acquired on January 18, 2008, utilizing the compulsory acquisition provisions of the Canada Business Corporations Act.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the degree of net tangible assets and net intangible assets relative to the earnings capacity of the acquired business. Emergis Inc.’s results of operations will be included in the Company’s Wireline segment effective January 17, 2008. The amounts assigned to goodwill are not expected to be deductible for tax purposes.  Acquired intangible assets are not expected to have significant residual values.

notes to consolidated financial statements

As at January 16, 2008 (millions)	Preliminary(1) purchase price amount assigned
Assets
Current assets	$112.6
Capital assets
Property, plant, equipment and other	18.9
Intangible assets subject to amortization(2)
Customer contracts and the related customer relationships	134.8
Software	186.1
Other	2.4
323.3
342.2
Other assets	5.0
Goodwill	365.8
$825.6
Liabilities
Current liabilities	$51.4
Long-term debt	2.8
Other long-term liabilities	1.1
Future income taxes	25.0
80.3
Purchase price
Market purchase of shares prior to closing	8.3
Remitted to depository (net of amounts for market purchase of shares prior to closing)	735.1
743.4
Direct costs of the business combination	1.9
745.3
$825.6

Contingent Liabilities (Note 19(e))

(1)          The purchase price allocation has not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, the Company did not have full access to Emergis Inc.’s books and records. Upon having sufficient time to adequately review Emergis Inc.’s books and records, the Company expects to finalize its purchase price allocation.

(2)          Customer contracts and the related customer relationships and software are expected to be amortized over amortization periods of 10 years and 5 years, respectively.

16          short-term obligations

At December 31, 2007, the Company’s available bilateral bank facilities totalled $77 million (2006 – $74 million), $NIL (2006 – $1.2 million) of which was utilized in the form of an overdraft; $2.9 million (2006 – $2.6 million) was utilized as outstanding undrawn letters of credit.

On February 12, 2008, TELUS Corporation accepted a committed term sheet from a small group of Canadian banks to provide a new $700 million 364-day revolving credit facility. Availability of the new facility is conditional on entering into the final definitive documentation, including customary representations and warranties and no existing defaults or events of default. The new credit facility will expire 364 days after the date of record in final documentation.

The credit facility will be unsecured and bear interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility will contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests will be that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

notes to consolidated financial statements

17          long-term debt

(a)          Details of long-term debt

As at December 31($ in millions) Series	Rate of interest		Maturity	2007	2006
					(adjusted – Note 2(b))
TELUS Corporation Notes
U.S. (2)	7.50	%(1)	June 2007	$—	$1,357.9
U.S. (3)	8.00	%(1)	June 2011	1,892.1	2,227.1
CB	5.00	%(1)	June 2013	298.2	298.0
CC	4.50	%(1)	March 2012	298.8	—
CD	4.95	%(1)	March 2017	687.0	—
				3,176.1	3,883.0
TELUS Corporation Commercial Paper	4.86%		Through April 2008	584.9	—
TELUS Corporation Credit Facility	—%		May 2012	—	120.0
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	49.8	49.8
2	11.90	%(1)	November 2015	124.1	124.5
3	10.65	%(1)	June 2021	173.3	174.0
5	9.65	%(1)	April 2022	244.5	246.1
B	8.80	%(1)	September 2025	197.4	198.1
				789.1	792.5
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	29.9	30.0
TELUS Communications Inc. Medium Term Notes
1	7.10	%(1)	February 2007	—	70.0
Capital leases issued at varying rates of interest from 4.1% to 6.4% and maturing on various dates up to 2013				6.1	9.2
Other				2.8	3.5
Long-Term Debt				4,588.9	4,908.2
Less: Current maturities				5.4	1,433.5
Long-Term Debt – non-current				$4,583.5	$3,474.7

(1)          Interest is payable semi-annually.

(2)          Principal face value of notes at December 31, 2006 – U.S.$1,166.5 million.

(3)          Principal face value of notes is U.S.$1,925.0 million (2006 –  U.S.$1,925.0 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

					Redemption present value spread (basis points)(1)
			Principal face amount
Series	Issued	Issue price	Originally issued	Outstanding
7.50% (U.S. Dollar) Notes due 2007	May 2001	U.S.$995.06	U.S.$1.3 billion	—	25
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$994.78	U.S.$2.0 billion	U.S.$1.9 billion	30
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24

(1)          The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. Dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

notes to consolidated financial statements

2007 and 2011 Cross Currency Interest Rate Swap Agreements:  With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.9 billion (with respect to the 2007 and 2011 (U.S. Dollar) Notes, December 31, 2006 – U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.

The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor’s Rating Services or Baa2 as determined by Moody’s Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the ratings for the Company’s counterparties fall below A or A2.

In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which had a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 5.00% Notes, Series CB; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of then-current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the derivative liability, such excess being $25.8 million and which was deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.

The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:

	2007		2006
As at December 31	Effective fixed interest rate	Effective fixed exchange rate ($: U.S.$1.00)	Effective fixed interest rate	Effective fixed exchange rate ($: U.S.$1.00)
2007 (U.S. Dollar) Notes	—	$—	7.046%	$1.2716
2011 (U.S. Dollar) Notes	8.493%	$1.5327	8.493%	$1.5327

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at December 31, 2007, comprised a net derivative liability of $1,179.5 million, as set out in Note 5(h) (2006 – $835.7 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. Dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments.  Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a new $2.0 billion bank credit facility with a syndicate of financial institutions. The new credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing committed credit facilities prior to the availability termination dates of such facilities.

notes to consolidated financial statements

TELUS Corporation’s credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	2007	2006
As at December 31 (millions)	May 1, 2012	May 7, 2008	May 4, 2010	Total
Revolving credit facility expiring
Net available (see Note 15(b))	$1,309.1	$579.9	$800.0	$1,379.9
Drawn	—	120.0	—	120.0
Outstanding, undrawn letters of credit	103.7	100.1	—	100.1
Backstop of commercial paper	587.2	—	—	—
Gross available	$2,000.0	$800.0	$800.0	$1,600.0

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc.

(g)         TELUS Communications Inc. medium term notes

The medium term notes were issued by TELUS Communications (Québec) Inc. under a trust indenture dated September 1, 1994, as supplemented from time to time, were unsecured and were non-redeemable. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage. Pursuant to a corporate reorganization effected July 1, 2004, the medium term notes became obligations of TELUS Communications Inc.

(h)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2007, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)	Principal(1)	Derivative liability	Total
2008	$5.4	$—	$5.4
2009	1.5	—	1.5
2010	80.8	—	80.8
2011	1,909.2	1,042.2	2,951.4
2012	887.4	—	887.4

(1)   Where applicable, principal repayments reflect foreign exchange rates at December 31, 2007.

notes to consolidated financial statements

18          shareholders’ equity

(a)          Details of shareholders’ equity

As at December 31 ($ in millions)		2007	2006
			(restated – Notes 2(b), (e))
Preferred equity
Authorized	Amount
First Preferred Shares	1,000,000,000
Second Preferred Shares	1,000,000,000
Common equity
Share capital
Shares
Authorized	Amount
Common Shares	1,000,000,000
Non-Voting Shares	1,000,000,000
Issued
Common Shares (b)		$2,227.7	$2,264.4
Non-Voting Shares (b)		3,192.0	3,420.8
		5,419.7	5,685.2
Options (c)		—	0.8
Retained earnings and accumulated other comprehensive income
Retained earnings		1,457.5	1,200.0
Accumulated other comprehensive income (loss) (d)		(103.5)	(1.5)
Total		1,354.0	1,198.5
Contributed surplus (e)		152.5	163.5
Total Shareholders’ Equity		$6,926.2	$7,048.0

(b)          Changes in Common Shares and Non-Voting Shares

	2007		2006
Years ended December 31 ($ in millions)	Number of shares	Share capital	Number of shares	Share capital
Common Shares
Beginning of period	178,667,834	$2,264.4	183,530,655	$2,311.6
Common Shares issued pursuant to exercise of share options (f)	3,180	0.1	627,779	21.9
Purchase of shares for cancellation pursuant to normal course issuer bid (g)	(2,904,900)	(36.8)	(5,490,600)	(69.1)
End of period	175,766,114	$2,227.7	178,667,834	$2,264.4
Non-Voting Shares
Beginning of period	159,240,734	$3,420.8	166,566,504	$3,556.7
Non-Voting Shares issued pursuant to exercise of share options (f)	29,790	0.9	3,190,967	94.2
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature (f)	16,647	0.1	371,386	2.4
Purchase of shares for cancellation pursuant to normal course issuer bid (g)	(10,706,000)	(229.8)	(10,888,123)	(232.5)
End of period	148,581,171	$3,192.0	159,240,734	$3,420.8

The amounts credited to the Common Share capital account upon exercise of share options in the preceding table are all for cash received from exercise. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Years ended December 31 (millions)	2007	2006
Non-Voting Shares issued pursuant to exercise of share options
Cash received from exercise of share options	$0.8	$82.6
Share option award expense reclassified from contributed surplus upon exercise of share options (e)	0.1	6.6
Amounts credited to share capital arising from intrinsic value accounting applied to former Clearnet Communications Inc. options (c)	—	5.0
	$0.9	$94.2

notes to consolidated financial statements

(c)          Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic value is reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.

(d)          Accumulated other comprehensive income (loss)

				Accumulated other comprehensive income (loss)
	Other comprehensive income (loss)			Opening balance
Year ended December 31, 2007 (millions)	Amount arising	Income taxes	Net	Beginning of period	Transitional adjustments(1)	As adjusted	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges	$(353.4)	$(39.2)	$(314.2)
Gains and losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period	476.7	80.5	396.2
	123.3	41.3	82.0	$—	$(177.9)	$(177.9)	$(95.9)
Cumulative foreign currency translation adjustment	(7.2)	—	(7.2)	(1.5)	—	(1.5)	(8.7)
Change in unrealized fair value of available-for-sale financial assets	(0.6)	—	(0.6)	—	1.7	1.7	1.1
	$115.5	$41.3	$74.2	$(1.5)	$(176.2)	$(177.7)	$(103.5)

(1)          The transitional adjustments arise primarily from the 2007 and 2011 cross currency interest rate swap agreements (Notes 2(b), 17(b)) and are net of income taxes on the cash flow hedges of $81.7.

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges, and which are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements (see Note 17(b)) were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at December 31, 2007, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap agreements, which are reported in accumulated other comprehensive income and which are expected to be reclassified to net income in the next twelve months is $(0.5 million).

(e)          Contributed surplus

Years ended December 31 (millions)	2007	2006
Balance, beginning of period	$163.5	$153.4
Share option award expense
- Recognized in period(1) (Note 11(a))	14.6	19.0
- Reclassified to Non-Voting Share capital account
- Upon exercise of share options	(0.1)	(6.6)
- Upon use of share option award net-equity settlement feature	(0.1)	(2.4)
- Reclassified to current liabilities upon addition of net-cash settlement feature (Note 11(b)), net of eligible awards settled other than through the use of net-cash settlement feature	(25.4)	—
- Amounts credited to contributed surplus arising from intrinsic value accounting applied to former Clearnet Communications Inc. options (c)	—	0.1
Balance, end of period	$152.5	$163.5

(1)          This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 11(a) is the expense for share option awards accounted for as liability instruments.

(f)            Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards notes to consolidated financial statements

currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans for the years ended December 31.

	2007		2006
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	10,569,462	$31.46	13,894,601	$28.14
Granted	1,347,893	56.59	1,627,132	43.66
Exercised(1)	(3,041,122)	26.60	(4,365,475)	25.94
Forfeited and other	(591,599)	33.74	(586,796)	27.78
Outstanding, end of period	8,284,634	$37.17	10,569,462	$31.46

(1)          The total intrinsic value of share option awards exercised for the year ended December 31, 2007, was $93.8 million (2006 – $105.7 million).

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 11(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2007			2006
Years ended December 31	Common Shares	Non-Voting Shares	Total	Common Shares	Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	3,180	29,790	32,970	627,779	3,190,967	3,818,746
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	339,002	2,643,953	2,982,955	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	N/A(1)	16,647	16,647	N/A(1)	371,386	371,386
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A(1)	8,550	8,550	N/A(1)	175,343	175,343
Share options exercised	342,182	2,698,940	3,041,122	627,779	3,737,696	4,365,475

(1)          Share option awards for Common Shares do not have a net-equity settlement feature.

notes to consolidated financial statements

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2007.

								Options exercisable
									Weighted
								Number of	average
Options outstanding(1)							Total	shares	price
Range of option prices
Low	$5.95	$10.56	$16.15	$24.72	$37.40	$56.34	$5.95
High	$8.43	$14.93	$24.09	$35.90	$55.96	$64.64	$64.64
Year of expiry and number of shares
2008	3,272	—	—	22,913	32,500	—	58,685	58,685	$38.18
2009	—	2,944	338,667	131,750	26,000	—	499,361	499,361	$21.51
2010	—	75,537	567,900	52,806	261,187	—	957,430	957,430	$27.36
2011	—	—	596,071	1,477,726	—	—	2,073,797	2,073,797	$28.76
2012	4,966	6,500	204,900	906,624	737,735	—	1,860,725	216,366	$18.19
2013	—	—	—	—	1,500,728	13,056	1,513,784	—	$—
2014	—	—	—	—	78,320	1,242,532	1,320,852	—	$—
	8,238	84,981	1,707,538	2,591,819	2,636,470	1,255,588	8,284,634	3,805,639
Weighted average remaining contractual life (years)	3.1	2.3	3.3	3.4	4.8	6.2	4.2
Weighted average price	$7.44	$14.44	$21.75	$32.41	$43.26	$56.91	$37.17
Aggregate intrinsic value(2) (millions)	$0.3	$2.9	$44.8	$40.7	$13.6	$—	$102.3
Options exercisable
Number of shares	8,238	84,981	1,707,538	1,685,195	319,687	—	3,805,639
Weighted average remaining contractual life (years)	3.1	2.3	3.3	3.0	2.1	—	3.0
Weighted average price	$7.44	$14.44	$21.75	$30.73	$39.23	$—	$27.00
Aggregate intrinsic value(2) (millions)	$0.3	$2.9	$44.8	$29.4	$3.3	$—	$80.7

(1)

As at December 31, 2007, 8,061,219 share options, with a weighted average remaining contractual life of 3.3 years, a weighted average price of $36.80 and an aggregate intrinsic value of $101.9 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)	The aggregate intrinsic value is calculated upon December 31, 2007, per share prices of $49.44 for Common Shares and $48.01 for Non-Voting Shares.

As at December 31, 2007, 0.5 million Common Shares and 15.6 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(g)         Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, the Company may purchase shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust its capital structure. The Company has in fact purchased, for cancellation, through the facilities of the Toronto Stock Exchange, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company’s most current normal course issuer bid runs for a twelve-month period ending December 19, 2008, for up to 8 million Common Shares and 12 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company’s purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

notes to consolidated financial statements

		Purchase price
Years ended December 31 ($ in millions)	Number of shares	Paid	Charged to share capital	Charged to retained earnings
Common Shares purchased for cancellation
Program commencing December 20, 2004	10,259,011	$439.8	$128.5	$311.3
Program commencing December 20, 2005
During fiscal 2005 year	634,469	29.7	8.0	21.7
During fiscal 2006 year	5,490,600	260.4	69.1	191.3
Program total	6,125,069	290.1	77.1	213.0
Program commencing December 20, 2006
During fiscal 2006 year	—	—	—	—
During fiscal 2007 year	2,904,900	166.3	36.8	129.5
Program total	2,904,900	166.3	36.8	129.5
Program commencing December 20, 2007
During fiscal 2007 year	—	—	—	—
All programs – inception to date	19,288,980	$896.2	$242.4	$653.8
All programs – during fiscal 2007 year	2,904,900	$166.3	$36.8	$129.5
All programs – during fiscal 2006 year	5,490,600	$260.4	$69.1	$191.3
Non-Voting Shares purchased for cancellation
Program commencing December 20, 2004	11,500,000	$472.8	$241.0	$231.8
Program commencing December 20, 2005
During fiscal 2005 year	607,700	27.8	12.9	14.9
During fiscal 2006 year	10,701,400	530.0	228.5	301.5
Program total	11,309,100	557.8	241.4	316.4
Program commencing December 20, 2006
During fiscal 2006 year	186,723	9.8	4.0	5.8
During fiscal 2007 year	10,571,800	577.4	226.9	350.5
Program total	10,758,523	587.2	230.9	356.3
Program commencing December 20, 2007
During fiscal 2007 year	134,200	6.2	2.9	3.3
All programs – inception to date	33,701,823	$1,624.0	$716.2	$907.8
All programs – during fiscal 2007 year	10,706,000	$583.6	$229.8	$353.8
All programs – during fiscal 2006 year	10,888,123	$539.8	$232.5	$307.3
Common Shares and Non-Voting Shares purchased for cancellation
Program commencing December 20, 2004	21,759,011	$912.6	$369.5	$543.1
Program commencing December 20, 2005
During fiscal 2005 year	1,242,169	57.5	20.9	36.6
During fiscal 2006 year	16,192,000	790.4	297.6	492.8
Program total	17,434,169	847.9	318.5	529.4
Program commencing December 20, 2006
During fiscal 2006 year	186,723	9.8	4.0	5.8
During fiscal 2007 year	13,476,700	743.7	263.7	480.0
Program total	13,663,423	753.5	267.7	485.8
Program commencing December 20, 2007
During fiscal 2007 year	134,200	6.2	2.9	3.3
All programs – inception to date	52,990,803	$2,520.2	$958.6	$1,561.6
All programs – during fiscal 2007 year	13,610,900	$749.9	$266.6	$483.3
All programs – during fiscal 2006 year	16,378,723	$800.2	$301.6	$498.6

notes to consolidated financial statements

(h)         Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee.

Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the years ended December 31, 2007 and 2006, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2007, $17.0 million (2006 – $7.4 million) was to be reinvested in Non-Voting Shares.

19          commitments and contingent liabilities

(a)          Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $147.1 million as at December 31, 2007 (2006 — $164.8 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company’s deferral account, disagrees with management’s estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers’ deferral accounts during the first two years of the second price cap period.

On February 16, 2006, the CRTC issued Decision CRTC 2006-9, Disposition of funds in the deferral account. In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier’s deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada, the National Anti-Poverty Organization and also Bell Canada leave to appeal CRTC Telecom Decision 2006-9. The consumer groups have filed their appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These two appeals have been consolidated and were heard by the Federal Court of Appeal in January 2008 with a judgment expected to be issued by the Federal Court of Appeal within the first quarter of 2008. Within that hearing the Federal Court of Appeal further granted Bell Canada a motion for a stay of CRTC Telecom Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any activities other than the improvement of accessibility to communications services for persons with disabilities.

In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not notes to consolidated financial statements

exceeding, the aggregate liability of approximately $147 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company’s subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband Internet service to rural and remote communities and improve telecommunications services for people with disabilities.

In the event that Bell Canada and/or the Consumers Association of Canada are unsuccessful in their appeal, there is a possibility that the unsuccessful parties may further file for a leave to appeal to the Supreme Court of Canada.

Due to the Company’s use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company’s provision of Competitor Digital Network services, is not expected to affect the Company’s consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the year ended December 31, 2007, the Company drew down the deferral account by $17.7 million (2006 – $19.9 million), in respect of discounts on Competitor Digital Network services and other qualifying expenditures.

On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, Review of proposals to dispose of the funds accumulated in the deferral accounts, which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.

On July 6, 2007, the CRTC issued decision CRTC 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities.  In this decision the CRTC approved the use of the deferral account for the purpose of expanding broadband services to 115 communities in British Columbia and Quebec.  The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, filed an update to the previously filed submission on September 4, 2007.

Subsequent to December 2007, on January 17, 2008, the CRTC issued Telecom Decision CRTC 2008-1, Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities. This decision identified an additional 119 rural and remote communities in the Company’s incumbent operating territory that are eligible for broadband expansion using deferral account funds. In addition, the decision approves the use of approximately 5% of the accumulated balance of the Company’s deferral account, for improving access to telecommunications services for persons with disabilities.  The CRTC also determined that any funds remaining in the Company’s deferral account, other than those required to implement the broadband expansion and accessibility initiative, should be rebated to the Company’s residential local customers in non-high cost serving areas. On February 11, 2008, Bell Canada applied to the Federal Court of Appeal for leave to appeal, and for a stay of, Decision 2008-1. The stay, if granted, would apply to the rebate and broadband expansion determinations in Decision 2008-1. The Company would still be obligated to implement the accessibility initiatives.

notes to consolidated financial statements

(b)          Contractual obligations

The Company’s known contractual obligations at December 31, 2007, are as follows:

	Long-term debt maturities(1)
	(see Note 17(h))		Other long-term	Operating
(millions)	All except capital leases	Capital leases	liabilities(2)(3) (see Note 20(b))	leases (see Note 19(c))	Purchase obligations(4)	Total
2008	$2.0	$3.4	$16.8	$230.5	$415.5	$668.2
2009	0.7	0.8	27.6	224.5	97.0	350.6
2010	80.0	0.8	18.3	223.3	35.5	357.9
2011	2,950.5	0.9	18.4	209.6	24.6	3,204.0
2012	887.2	0.2	18.6	195.9	17.4	1,119.3
Thereafter	1,749.1	—	166.6	1,366.6	49.7	3,332.0
Total	$5,669.5	$6.1	$266.3	$2,450.4	$639.7	$9,032.0

(1)	Where applicable, long-term debt maturities reflect hedged foreign exchange rates.
(2)

Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded. As long-term debt maturities reflect hedged foreign exchange rates, the deferred hedging liability is included therein. Funding of pension and other benefit plans has been included for 2008 for all plans that have a net accrued benefit liability position as at the current year end; only funding of unfunded plans has been included in years subsequent to 2008, up to the liability recognized at the current year end.

(3)	Uncertain income tax positions are fully funded.
(4)

Where applicable, purchase obligations reflect foreign exchange rates as at the current year end. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year end and include most likely estimates of prices and volumes where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations arising from personnel supply contracts and other such labour agreements have been excluded.

(c)          Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. At December 31, 2007, the future minimum lease payments under capital leases and operating leases are as follows:

		Operating lease payments
		Land and buildings			Vehicles and
	Capital lease		Occupancy		other
(millions)	payments	Rent	costs	Gross	equipment	Total
2008	$3.6	$135.3	$73.7	$209.0	$21.5	$230.5
2009	0.9	133.3	75.6	208.9	15.6	224.5
2010	0.9	129.4	77.9	207.3	16.0	223.3
2011	0.8	119.8	77.9	197.7	11.9	209.6
2012	0.2	112.1	78.7	190.8	5.1	195.9
Total future minimum lease payments	6.4
Less imputed interest	0.3
Capital lease liability	$6.1

Total future minimum operating lease payments at December 31, 2007, were $2,450.4 million.  Of this amount, $2,378.8 million was in respect of land and buildings; approximately 60% of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates which range from 2016 to 2026.

(d)          Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2007, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

notes to consolidated financial statements

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations ranges in duration and often is not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2007, the Company has no liability recorded in respect of indemnification obligations.

(e)          Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen’s Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union’s desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Certified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of this action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

notes to consolidated financial statements

Intellectual property claims: The Company has received or is aware of certain claims and potential claims of patent infringement against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers.  These matters are quite preliminary and the Company does not have any basis to conclude that it has any liability for such claims.

Emergis Inc.: As set out in Note 15(b), on January 17, 2008, the Company acquired all of the outstanding securities of Emergis Inc.

In April 2005, MultiPlan, Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of U.S.$64 million for damages allegedly incurred in connection with its purchase of the U.S. health subsidiary of Emergis Inc.  The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to U.S.$14 million.  MultiPlan, Inc. has advised Emergis Inc. that it has settled these hospital claims for an amount of U.S.$750,000.

In July 2005, Emergis filed a motion to dismiss certain claims in the complaint. This motion was substantially granted by the court on June 11, 2007, and a number of claims were dismissed. However, the court granted MultiPlan, Inc. the right to file an amended complaint to correct, if possible, the deficiencies highlighted in the court judgment regarding these claims.  An amended complaint was filed on July 20, 2007.  No new facts have been alleged.  On August 20, 2007, Emergis Inc. filed a motion to dismiss these claims that were modified in the amended complaint.  In October 2007, this motion was fully briefed.  It is uncertain as to when the court will rule on this motion.

Although the outcome cannot be reasonably determined at this time, Emergis Inc. management remains of the view that the allegations are without merits.

20          additional financial information

(a)          Income statement

Years ended December 31 (millions)	2007	2006
		(restated – Note 2(e))
Operations expense(1):
Cost of sales and service	$3,048.5	$2,742.0
Selling, general and administrative	2,416.2	2,256.2
	$5,464.7	$4,998.2
Advertising expense	$293.6	$276.6

(1)

Cost of sales and service includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(b)          Balance sheet

As at December 31 (millions)	2007	2006
Accounts receivable
Customer accounts receivable	$591.2	$545.6
Accrued receivables – customer	112.2	83.2
Allowance for doubtful accounts	(62.8)	(54.8)
	640.6	574.0
Accrued receivables – other	66.7	125.4
Other	3.6	7.8
	$710.9	$707.2
Inventories
Wireless handsets, parts and accessories	$179.4	$176.8
Other	63.9	19.6
	$243.3	$196.4

notes to consolidated financial statements

As at December 31 (millions)	2007	2006
Prepaid expense and other
Prepaid expenses	$118.1	$109.9
Deferred customer activation and connection costs	78.6	69.5
Other	2.8	15.9
	$199.5	$195.3
Deferred charges
Recognized transitional pension assets and pension plan contributions in excess of charges to income (restated – Note 2(e))	$1,194.1	$999.3
Deferred customer activation and connection costs	109.2	115.4
Other (restated – Note 2(b))	14.7	15.0
	$1,318.0	$1,129.7
Accounts payable and accrued liabilities
Accrued liabilities	$447.6	$449.7
Payroll and other employee-related liabilities	421.7	383.8
Accrual for net-cash settlement feature for share option awards (Note 11(b))	81.9	—
Asset retirement obligations	4.1	4.1
	955.3	837.6
Trade accounts payable	406.0	427.3
Interest payable	51.5	47.7
Other	63.8	51.0
	$1,476.6	$1,363.6
Advance billings and customer deposits
Advance billings	$367.0	$348.8
Regulatory deferral accounts (Note 19(a))	147.1	164.8
Deferred customer activation and connection fees	81.2	72.3
Customer deposits	36.3	20.4
	$631.6	$606.3
Other long-term liabilities
Derivative liabilities (Note 17(b))	$1,183.1	$710.3
Pension and other post-retirement liabilities	208.5	198.7
Other	115.7	128.2
	1,507.3	1,037.2
Deferred customer activation and connection fees	109.2	115.4
Deferred gain on sale-leaseback of buildings	61.9	71.6
Asset retirement obligations	39.5	33.1
	$1,717.9	$1,257.3

(c)          Supplementary cash flow information

Years ended December 31 (millions)	2007	2006
Net change in non-cash working capital
Short-term investments	$67.8	$(110.2)
Accounts receivable	(31.6)	(95.6)
Inventories	(19.0)	(57.6)
Prepaid expenses and other	(4.2)	(27.4)
Accounts payable and accrued liabilities	6.1	(27.2)
Income and other taxes receivable and payable, net	(19.3)	35.8
Advance billings and customer deposits	25.3	34.5
	$25.1	$(247.7)
Long-term debt issued
TELUS Corporation Commercial Paper	$5,961.8	$—
TELUS Corporation Credit Facility	801.5	1,286.3
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	1,000.0	299.6
	$7,763.3	$1,585.9

notes to consolidated financial statements

Years ended December 31 (millions)	2007	2006
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(5,376.9)	$—
TELUS Corporation Credit Facility	(921.5)	(1,308.3)
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	(1,558.6)	(6.4)
	$(7,857.0)	$(1,314.7)
Interest (paid)
Amount paid in respect of interest expense	$(444.0)	$(484.9)
Forward starting interest rate swap agreement termination payments	(10.4)	—
Interest related portion of cross currency interest rate swap agreement termination payments	—	(31.2)
	$(454.4)	$(516.1)

21                      differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)	2007	2006
Net income in accordance with Canadian GAAP(1)	$1,257.9	$1,145.0
Adjustments:
Operating expenses
Operations(1) (b)	(23.2)	(41.6)
Amortization of intangible assets (c)	(50.1)	(50.7)
Accounting for derivatives (e)	—	6.0
Taxes on the above adjustments and tax rate changes(1) (f)	69.2	78.8
Net income in accordance with U.S. GAAP	1,253.8	1,137.5
Other comprehensive income (loss), net of taxes (g)
In accordance with Canadian GAAP	74.2	5.8
Change in pension related other comprehensive income accounts	108.0	153.2
Change in unrealized fair value of derivatives designated as cash flow hedges	—	36.8
In accordance with U.S. GAAP	182.2	195.8
Comprehensive income in accordance with U.S. GAAP	$1,436.0	$1,333.3
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
– Basic	$3.78	$3.31
– Diluted	$3.75	$3.27

(1)

Operations and the related taxes for the year ended December 31, 2006, have been adjusted for purposes of this reconciliation to reverse the restatement of net income made in accordance with Canadian GAAP and discussed further in Note 2(e).

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Years ended December 31 (millions)	2007	2006
Schedule of retained earnings (deficit) under U.S. GAAP
Balance at beginning of period	$(419.5)	$(785.5)
Net income in accordance with U.S. GAAP	1,253.8	1,137.5
	834.3	352.0
Common Share and Non-Voting Share dividends paid, or payable, in cash	(520.8)	(411.7)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	(374.5)	(361.9)
Adjustment to purchase of share option awards not in excess of their fair value	—	2.1
Balance at end of period	$(61.0)	$(419.5)

notes to consolidated financial statements

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

As at December 31 (millions)	2007	2006

Current Assets	$1,340.7	$1,344.9
Capital Assets
Property, plant, equipment and other	7,177.3	7,117.7
Intangible assets subject to amortization	2,535.1	2,505.0
Intangible assets with indefinite lives	2,966.5	2,966.4
Goodwill	3,570.5	3,572.0
Other Assets	932.2	675.7
	$18,522.3	$18,181.7
Current Liabilities	$2,686.0	$3,782.2
Long-Term Debt	4,613.9	3,493.7
Other Long-Term Liabilities	1,717.6	1,550.0
Deferred Income Taxes	1,349.4	1,319.7
Non-Controlling Interest	25.9	23.6
Shareholders’ Equity	8,129.5	8,012.5
	$18,522.3	$18,181.7

The following is a reconciliation of shareholders’ equity incorporating the differences between Canadian and U.S. GAAP:

	Shareholders’ Equity
As at December 31, 2007 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,227.7	$3,192.0	$1,457.5	$(103.5)	$152.5	$6,926.2
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,741.2	922.1	(1,417.7)	(165.8)	—	1,079.8
Share-based compensation (b)	10.5	54.9	(97.0)	—	31.6	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131.4	(7.9)	—	—	123.5
Convertible debentures	—	(2.9)	4.1	—	(1.2)	—
Under U.S. GAAP	$3,979.4	$4,297.5	$(61.0)	$(269.3)	$182.9	$8,129.5

	Shareholders’ Equity
As at December 31, 2006 (millions)	Common Shares	Non-Voting Shares	Options	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP(1)	$2,264.4	$3,420.8	$0.8	$1,200.0	$(1.5)	$163.5	$7,048.0
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,770.1	993.0	—	(1,488.2)	(437.6)	—	837.3
Share-based compensation (b)	10.6	63.3	—	(131.2)	—	57.3	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131.4	—	(7.9)	—	—	123.5
Convertible debentures	—	(2.9)	—	4.1	—	(1.2)	—
Accounting for derivatives (e)	—	—	—	3.7	—	—	3.7
Under U.S. GAAP	$4,045.1	$4,605.6	$0.8	$(419.5)	$(439.1)	$219.6	$8,012.5

(1)          As restated – Note 2(e).

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

notes to consolidated financial statements

(b)          Operating expenses – Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Effective as of the end of the first year ending after December 15, 2006, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans. Applying this standard, the funded status of the Company’s plans is shown gross on the consolidated balance sheets and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 11.

Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders’ equity accounts arising from these awards will continue.

In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair value of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001; this resulted in the U.S. GAAP expense being less than the Canadian GAAP expense by $25.2 million for the year ended December 31, 2007.

(c)          Operating expenses – Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

		Accumulated	Net book value
As at December 31 (millions)	Cost	amortization	2007	2006
Intangible assets subject to amortization
Subscribers – wireline	$1,950.0	$393.1	$1,556.9	$1,607.0
Intangible assets with indefinite lives
Spectrum licences(1)	1,833.3	1,833.3	—	—
	$3,783.3	$2,226.4	$1,556.9	$1,607.0

(1)          Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

notes to consolidated financial statements

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2008	$284.0
2009	227.7
2010	143.4
2011	100.2
2012	69.7

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. Prior to January 1, 2007, this was different from the Canadian GAAP treatment for financial instruments as applied by the Company; see Note 2(b).

(f)            Income taxes

Years ended December 31 (millions)	2007	2006
Current	$(143.3)	$(58.2)
Deferred	307.8	332.6
	164.5	274.4
Investment Tax Credits	(10.7)	(18.5)
	$153.8	$255.9

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2007		2006
Basic blended federal and provincial tax at statutory income tax rates	$474.9	33.6%	$470.4	33.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(213.4)		(162.9)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(79.2)		(40.3)
Share option award compensation	(12.1)		6.4
Investment Tax Credits, net of tax	(7.1)		(12.3)
Other	(9.3)		(5.4)
U.S. GAAP income tax expense	$153.8	10.9%	$255.9	18.3%

notes to consolidated financial statements

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax liability are estimated as follows:

As at December 31 (millions)	2007	2006
Capital assets
Property, plant, equipment, other and intangible assets subject to amortization	$(470.8)	$(481.0)
Intangible assets with indefinite lives	(749.1)	(866.1)
Partnership income unallocated for income tax purposes	(630.5)	(550.1)
Pension amounts	(137.9)	(74.1)
Reserves not currently deductible	71.1	97.7
Losses available to be carried forward	17.8	315.4
Other	46.4	101.3
	$(1,853.0)	$(1,456.9)
Deferred income tax liability
Current	$(503.6)	$(137.2)
Non-current	(1,349.4)	(1,319.7)
Deferred income tax asset (liability)	$(1,853.0)	$(1,456.9)

Effective January 1, 2007 the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes.  This Interpretation is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company’s financial statements as a result of that adoption.

The total amount of unrecognized tax benefits, excluding net capital losses, that, if recognized, would affect the effective tax rate at December 31, 2007, is $196.3 million. Unrecognized tax benefits related to net capital losses, if recognized, amount to $161.5 million. As net capital losses can only be applied against taxable capital gains, no amount would have affected the effective tax rate for the year ended December 31, 2007.

The gross amount of unrecognized tax benefits is calculated as the undiscounted cumulative impact of such positions on taxable income before timing-related reversals that have yet to be realized and before the application of losses carried forward multiplied by the applicable tax rate for the estimated period when such benefit will be realized.

	Unrecognized tax benefits
Year ended December 31, 2007 (millions)	Gross	Component sheltered by losses carried forward	Component comprised of capital losses
Balance, beginning of period	$848.4	$368.1	$185.6
Tax positions related to prior years
Additions for tax returns filed during the year	222.0	168.0	—
	1,070.4	536.1	185.6
Tax positions related to prior years
Reduction for timing items deductible in the year	(48.6)	(48.6)	—
Tax positions related to current year
Estimated additions	109.7	109.7	—
Reductions	—	—	—
Settlements	(135.4)	49.5	—
Lapses in statutes of limitations	(4.0)	—	—
Adjustments for future year rate changes	(40.8)	(16.7)	(24.1)
Balance, end of period	$951.3	$630.0	$161.5

Included in the balance at December 31, 2007, excluding net capital losses, are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. In addition, the Company has losses carried forward that are available to be applied against unrecognized tax benefits. As a result, the notes to consolidated financial statements

impact on the annual effective tax rate is significantly less than the gross amount of gross unrecognized tax benefits noted above.

The gross reserves are adjusted for future year tax rate changes based on the expected timing of loss utilization.

In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs. As at January 1, 2007, the Company had recorded accrued interest payable of $7.6 million in respect of differences between the times tax-related exposures have been funded compared to the times the tax-related exposures may have come into existence as well as interest receivable of $8.5 million. During the year, the Company recorded interest income of $26.3 million in respect of income taxes, reversed interest expense of $4.0 million and collected $34.2 million of interest receivable.

As at December 31, 2007, it is reasonably possible that the Company’s net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

•                  It is expected that Notices of Reassessment will be issued and/or settlements will be reached with various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in adjustments to the effective tax rate and gross unrecognized tax benefits including the abandonment of any remaining unrecognized tax benefits.  Certain presently unrecognized tax benefits pertaining to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates are expected to be resolved within an estimated range of $5 million to $15 million.  The gross amount of such unrecognized tax benefits range from $25 million to $35 million.

•                  For those items that are timing in nature, it is reasonably possible that the gross unrecognized tax benefits will decrease by $70 million to $80 million as temporary differences are drawn down.

•                  It is reasonably possible that the Company’s net and gross unrecognized tax benefits will decrease due to the expected lapse of the statute of limitations that would otherwise allow governmental authorities to challenge positions taken in tax returns for certain prior taxation years.  Such unrecognized tax benefits are reasonably estimated at $2 million.

•                  During the next twelve months, the Company will file tax returns covering the period ended December 31, 2007, as required by statute. The returns are likely to contain unrecognized tax benefits that have not been quantified above. As the positions will only be determined at the time the tax returns are prepared, the amount of such benefits cannot be quantified prior to that time.

As at December 31, 2007, income tax returns, whether filed or not, pertaining to taxation years that remain open to examination by major jurisdictions are as follows:

	Restricted to appeals	Other
Canada	1999 – 2000	2001 – 2007
United States	N/A	2004 – 2007

(g)         Additional disclosures required under U.S. GAAP – Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.

notes to consolidated financial statements

Years ended December 31 (millions)	2007			2006
	Canadian GAAP other comprehensive income (loss)(1)	Pension and other benefit plans(2)	US GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	Unrealized fair value of derivative cash flow hedges	US GAAP other comprehensive income (loss)

Amount arising	$115.5	$153.5	$269.0	$5.8	$232.9	$57.4	$296.1
Income tax expense (recovery)	41.3	45.5	86.8	—	79.7	20.6	100.3
Net	74.2	108.0	182.2	5.8	153.2	36.8	195.8
Accumulated other comprehensive income (loss), beginning of period	(177.7)	(273.8)	(451.5)	(7.3)	(167.7)	(200.6)	(375.6)
Adjustments to reflect implementation of SFAS 158
Reverse accumulated amounts in respect of minimum pension liability	—	—	—	—	14.5	—	14.5
Record net periodic benefit costs not yet recognized	—	—	—	—	(273.8)	—	(273.8)
Accumulated other comprehensive income (loss), end of period	$(103.5)	$(165.8)	$(269.3)	$(1.5)	$(273.8)	$(163.8)	$(439.1)

(1)

As the Canadian GAAP other comprehensive income amounts at December 31, 2007, reflect total-to-date amounts for the unrealized fair value of derivative cash flow hedges, the opening balance for U.S. GAAP is no longer required to determine the total-to-date accumulated other comprehensive income amount for U.S. GAAP purposes.

(2)

The amount arising in the current period  is comprised of: a net defined benefit pension plan (gain) of $(172.9); a net defined benefit pension plan prior service cost of $26.9; amortization of defined benefit pension plan actuarial losses, past service costs and business combination difference of $(11.0), $(0.8) and $2.6, respectively; and amortization of other defined benefit plan actuarial gain and business combination difference of $2.5 and $(0.8), respectively.

The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2008, are as follows:

	2007				2006
	Accumulated other comprehensive income amounts			Amounts expected	Accumulated other comprehensive income amounts
		Tax		to be recognized		Tax
As at December 31 (millions)	Gross	effect	Net	in 2008	Gross	effect	Net
Pension benefit plans
Unamortized net actuarial loss (gain)	$628.6	$197.6	$431.0	$3.5	$812.5	$249.8	$562.7
Unamortized past service costs	31.4	9.9	21.5	3.7	5.3	1.6	3.7
Unamortized business combination difference	(409.5)	(128.8)	(280.7)	4.7	(412.1)	(126.7)	(285.4)
	250.5	78.7	171.8	11.911.9	405.7	124.7	281.0
Other benefit plans
Unamortized net actuarial loss (gain)	(10.3)	(3.2)	(7.1)	(2.2)	(12.8)	(3.9)	(8.9)
Unamortized business combination difference	1.6	0.5	1.1	0.8	2.4	0.7	1.7
	(8.7)	(2.7)	(6.0)	(1.4)	(10.4)	(3.2)	(7.2)
	$241.8	$76.0	$165.8	$10.5	$395.3	$121.5	$273.8

(h)         Recently issued accounting standards not yet implemented

Single definition of fair value. Under U.S. GAAP, effective for its 2008 fiscal year, the Company will be required to prospectively comply with a unified approach to fair value measurement of assets and liabilities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements. The Company is not materially affected by this statement currently.

Fair value option. Under U.S. GAAP, effective for its 2008 fiscal year, the Company will be able to choose to measure eligible items at fair value at specified election dates, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Company is not materially affected by this statement currently.

Business combinations and non-controlling interests. Under U.S. GAAP, effective for its 2009 fiscal year, the Company will be required to comply with new standards in respect of business combinations and accounting for non-controlling interests, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 141(R), Business Combinations and Financial Accounting Standards Board Statement of Financial Accounting

notes to consolidated financial statements

Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, respectively. The issuance of these standards is the culmination of the first major collaborative convergence undertaking of the Financial Accounting Standards Board and the International Accounting Standards Board. Whether the Company would be materially affected by the new standards would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2009. Generally, the new standards will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Early adoption of these standards is prohibited.

Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.